02057218

SEC File No. 24-3922

1-A @



SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE AMENDMENT NO. 5

TO

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)



| | |
|---|---|
| 50 | 01-0223033 |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Thomas Barber, Director
Bus: RR 1, Box 4250
So. China, ME 04358
Res: Route #3
Palermo, ME 04354

John Beaupre, Director
Bus: RR 1, Box 2140
Carrabassett Valley, ME 04947

Res: RR 1, Box 2176D
Carrabassett Valley, ME 04947

Wayne Crandall, Director
Bus: 10 School Street
Rockland, ME 04841
Res: Box 531, Mountain Rd.
Rockland, ME 04841

Lynn K. Goldfarb, Director
Bus: P.O. Box 7980
Portland, ME 04112
Res: 50 Portland Pier
Portland, ME 04112

Michael Kiernan, Director
Bus: 870 Washington Street
Bath, ME 04530
Res: Same as above

Vernon Seile, Director
Bus: RFD #1, Box 3115
Stonington, ME 04681
Res: Same as above

Barry A. McCormick, Director
Bus: 8 School Street
Unity, Maine 04988
Res: P. O. Box 6
Unity, Maine 04988

David N. Sleeper, Director
Bus: 99 Lyndon Street
Caribou, ME 04736
Res: Same as above

Gary M. Downs, Director
Bus: Franklin Savings Bank
P.O. Box 285
Farmington, ME 04938
Res: RR1, Box 1099
Farmington, ME 04938

Stuart Watt, Director
Bus: P.O. Box 570
Greenville, ME 04441
Res: Same as above

Charles O'Brien, Director
Bus: 554 Main Street
Jackman, ME 04945
Res: 35 Mill Road
Jackman, ME 04945

Michael E. Westort, President and
Chief Executive Officer
Bus: 1000 Brunswick Avenue
Gardiner, ME 04345-1000

Counsel to the issuer: David J. Champoux, Pierce Atwood, One Monument Square, Portland, Maine 04101

ITEM 2. Application of Rule 262

None of the persons named in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities are to be offered by the issuer itself, and not through underwriters, dealers or salesmen, in the states of Maine, Massachusetts, New Hampshire and Vermont. The securities will be offered to the issuer's existing security holders, as well as in connection with the issuer's efforts to obtain new customers for its products in such jurisdictions, whereby the purchase of such securities will be required (up to a stated level) as a precondition to becoming a preferred customer of the issuer, and will be at the discretion of each customer after such customer's required level of investment has been reached.

The proceeds from the sales of such securities will comprise a significant portion of the issuer's working capital and will be available to the issuer for application against commercial liabilities of such customers to the issuer arising out of the purchase of such products.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Pursuant to its Form 1-A, originally qualified by the Securities and Exchange Commission on August 27, 1998, the Company offered and sold its debt and equity securities throughout the twelve months following such original qualification. During the summer of 1999 the Company filed post-effective amendments to the Form 1-A including updated, audited financial information as of and for the fiscal year ended March 26, 1999, as well as other updated information concerning the Company. The filings were confirmed in writing by the Commission's staff to be satisfactory; however, a formal letter of qualification, although requested by the Company, was never issued by the Commission staff. The Company considers this to be an immaterial, clerical oversight, given that, throughout the balance of 1999 and to date it has consistently utilized the Offering Circular deemed satisfactory by the staff of the Commission; therefore, the Company intends to take no further action with respect to this matter. Also, during the period from August 14, 1999 through September 7, 1999, because of a delay in obtaining from the Maine Securities Division a declaration in the effectiveness of its registration statement, the Company issued a relatively small amount of unregistered securities in Maine, as to which the Company refunded in October 1999 all amounts received with respect thereto.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

None.

# OFFERING CIRCULAR

## ASSOCIATED GROCERS OF MAINE, INC.

(Exact name of Company as set forth in Articles of Incorporation)

| | |
|---|---|
| Type of securities offered: | Class A Voting Common Stock, Class B Non-Voting Preferred Stock, and Variable Rate Subordinated Debt Securities |
| Maximum number of securities offered: | $5,000,000 in the aggregate in any 12 month period, pursuant to Regulation A under the Securities Act of 1933, as amended. There is no maximum amount of each class of security that each purchaser may subscribe for in this offering. |
| Minimum number of securities offered: | None |
| Price per security: | $2,527 per Class A share; $2,500 per Class B share; at face value (Debt Securities) |

Total proceeds: If maximum sold: $5,000,000 in any 12 month period If minimum sold: $0
(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _____%.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

The offering is being conducted on an open-ended continuous basis during the one-year period beginning on the date of this Offering Circular.

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.**

NOTICE TO NEW HAMPSHIRE RESIDENTS:

**NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.**

This Company:

- [ ] Has never conducted operations.
- [ ] Is in the development stage.
- [ ] Is currently conducting operations.
- [X] Has shown a profit in the last fiscal year.
- [ ] Other (Specify):______________________________

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

| State | State File No. | Effective Date |
|---|---|---|
| Maine | 2-1255 (Class A Common Stock)<br>2-1256 (Class B Preferred Stock)<br>2-1254 (Variable Rate Subordinated Notes) | September, 2001 |
| New Hampshire | Not applicable (does not assign file numbers) | September, 2001 |
| Vermont | 4/29/98-01 (Class A Common Stock)<br>5/12/98-22 (Class B Preferred Stock)<br>5/12/98-23 (Variable Rate Subordinated Notes) | August, 2001 |
| Massachusetts | Not applicable | September,2001 |

## TABLE OF CONTENTS



**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

**This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 93 pages.**

## THE COMPANY

1. Exact corporate name: Associated Grocers of Maine, Inc.

State and date of incorporation: Maine, March 10, 1953

Street address of principal office: 1000 Brunswick Avenue, Gardiner, Maine 04345

Company Telephone Number: (207) 582-6500

Fiscal year: Ends on the last Friday of March

Person(s) to contact at Company with respect to offering: Michael Westort, President, Chief Executive Officer

Telephone Number (if different from above): (__)____________

## RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Lack of Liquidity of the Securities. It is not anticipated that any public market for the securities being offered hereby (the "Securities") will develop. In addition, any proposed transfer of shares of the Class A Common Stock or the Class B Preferred Stock will be subject, under the terms of the Company's Bylaws, to a right of first refusal in favor of the Company, which right is exercisable by the Company at a price equal to the then current sale price for such stock as established from time to time by the Company's board of directors (irrespective of the price at which the stock is proposed to be transferred by the holder thereof or the price at which the holder purchased such stock). These provisions could have the effect of discouraging prospective purchasers of such stock from expending the effort and incurring the expense involved in investigating and negotiating such a transaction. The requirement contained in the Company's Bylaws that all holders of the Company's stock be engaged in the food business may further impair the liquidity of such securities. Although such Bylaw provisions do not apply to the Company's debt securities, the subordinated nature of such securities (see paragraph (2) below) and the Company's ability to offset the principal of and accrued interest on such securities against any obligations of the holders of such debt securities owing to the Company may impair the transferability of such securities. See "Description of Securities".

(2) Subordination. The Company's Variable Rate Subordinated Notes being offered hereby (the "Debt Securities") will generally be subordinated in right of payment to other indebtedness of the Company, including without limitation bank loans, whether now existing or arising in the future. As of March 29, 2002, the Company had outstanding approximately $3.7 million of obligations which ranked senior to the Debt Securities. For so long as the Company is not in compliance with the terms of any senior indebtedness, the Company generally will not be entitled to make interest or

principal payments to the holders of the Debt Securities. In the event of the bankruptcy or insolvency of the Company, holders of senior indebtedness would generally be entitled to full payment before any payments may be made to holders of the Debt Securities, and holders of the Debt Securities may therefore receive only partial payment or no payment of amounts due on such Debt Securities. If the Company's bank refuses to allow the Company to make payments on the Debt Securities, or if the Company becomes bankrupt or insolvent, the Debt Securities, despite their terms, would not be payable on demand and would not be applied for the purchase of additional goods from the Company.

(3) Restrictions on Payment of Dividends and other Distributions. Dividends on both the Class A Common Stock and the Class B Preferred Stock are payable at levels determined from time to time by the board of directors of the Company. The Company currently intends to retain a substantial portion of its earnings, if any, to support its operations. In addition, under the terms of the Company's existing bank indebtedness, the Company is subject to restrictions on its ability to pay cash dividends on its Class A Common Stock and its Class B Preferred Stock or to repurchase stock. Therefore, although under the terms of such stock, a holder is entitled to require the Company to repurchase the Class B Preferred Stock, and the Company is entitled to repurchase the holder's Class A Common Stock, upon the termination of such holder's purchasing relationship with the Company, the Company's ability to make such payments will be subject to its compliance with the relevant provisions of its senior indebtedness at the time, including its current bank indebtedness and any successor or additional indebtedness. Similarly, although the principal of the Debt Securities in excess of the holder's "factor" (as defined in Question 14) is payable on demand, and the remaining principal amount is payable upon termination of the holder's purchasing relationship with the Company, the Company's ability to make such payments will be subject to its compliance with such provisions of its other indebtedness at the time. In addition, with respect to the Class B Preferred Stock, because the terms of the such stock provide for non-cumulative dividends and provide that the rate of dividend, which may be up to 12% of stated value per annum, shall be as established from time to time by the board of directors of the Company, there can be no assurance that such dividends will be paid or, if paid, at what rates. In 2002, the Company paid dividends equal to approximately 2.99% of the weighted average purchase price of the Class A Common Stock and the Class B Preferred Stock. See "Description of Securities".

(4) Variable Interest Rate. The Variable Rate Subordinated Notes bear interest at rates established from time to time by the board of directors of the Company. Historically, with respect to principal amounts in excess of a holder's "factor", this rate has been the average of the prime rates as reported in the *Wall Street Journal* on the first day and the last day of each six-month period, minus 1.00%. Similarly, the rate of interest paid on the "factor" portion of the Debt Securities, once that minimum level of principal has been attained, has been 5.25%; however, the actual rates established (and the method for establishing the rates) are entirely at the discretion of the Company's board of directors, and there can be no assurance that such arrangements will not change and that any such changes may not be adverse to the holders of the Debt Securities. No interest is paid on a holder's Debt Securities until the holder has purchased Debt Securities equal to one-third of such holder's "factor". See "Description of Securities".

(5) Substantial Leverage; Ability to Service Indebtedness. The Company had total indebtedness of $18,670,821 and stockholders equity of $2,616,491 as of March 29, 2002. The Company may incur additional indebtedness in the future, pursuant to the Debt Securities being offered hereby or otherwise, subject in all cases to limitations imposed by its bank indebtedness. The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Debt Securities), depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive and other factors beyond its control. The Company's historical financial results have been, and its future financial results are anticipated to be, subject to substantial fluctuations. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including that arising under the Debt Securities, or to make necessary capital expenditures or to have sufficient availability of working capital. The degree to which the Company is or may become leveraged could have important consequences to the holders of the Securities, including, but not limited to, the following:

(i) The Company's ability to obtain additional financing in the future could be limited;

(ii) Substantially all of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

(iii) The Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from exploiting business opportunities; and

(iv) The Company's existing bank indebtedness contains financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets, repay subordinated debt, purchase or redeem stock or pay cash dividends. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Securities" and "Management's Discussion and Analysis of Certain Relevant Factors".

(6) Competition. The wholesale grocery supply industry is highly competitive. Competition is based on price, quality and customer service. Although the Company believes it has a strong market presence in its chosen markets and in the geographical regions in which it operates, and that it provides quality goods at competitive prices together with superior customer service, competitive pressures may increase as competitors attempt to gain more market share by lowering prices and/or enhancing levels of customer service. Competition in the markets served by the Company (and those it intends to enter) comes from companies of various sizes, some of which are larger and have substantially greater financial and other resources than the Company and may therefore be better situated to withstand adverse economic or market conditions than can the Company. In addition, the Company's customers face rigorous competition from larger, better financed grocery chains and convenience stores. Larger competitors can better withstand adverse economic or market conditions than can many of the Company's customers, and may have additional competitive advantages attributable to greater buying power and the ability to offer broader ranges of products. In addition, such competitors may be geographically more diversified than the Company's customers and can therefore better withstand adverse regional or local

economic conditions. Negative effects on the Company's customers from competition in the retail grocery market would adversely affect the Company's financial condition and operating results, and such effects could be material. See "Business and Properties".

(7) Key Customers. The Company has several large customers, many of whom are subject to cyclicality in their businesses and have in the past varied, and may in the future vary, their levels of business with the Company significantly from period to period. The loss or business failure of one or more of such customers, or a weak or declining market in which such customers reduce orders or become unable to pay amounts due to the Company, could have a material adverse effect on the Company.

(8) Dependence on Sources of Supply. The Company's operations depend upon obtaining on a timely basis adequate supplies of quality goods with which it supplies its own customers in turn. From time to time, suppliers may extend delivery times, limit supply to the Company or increase prices due to capacity constraints or other factors. The Company's results of operations could be adversely affected if it were unable to obtain adequate supplies of quality goods in a timely manner or if there were significant increases in the costs of its goods, although historically the Company has been able to pass along such costs to its customers and believes that it is unlikely that the Company would uniquely experience such cost increases.

(9) Regional Economic Conditions. The Company's business is generated entirely from customers located and doing business in the Northern New England states, which experienced a significant economic downturn in the late 1980s and early 1990s. Although data indicate that the New England economy has recovered significantly, there can be no assurance that improvement will continue or that stagnation or declines in the Company's revenues will not occur. Accordingly, the Company's financial condition, particularly in light of its leveraged condition, could be adversely affected by a worsening in the regional economy.

(10) Possible Environmental Liabilities and Compliance Costs The Company learned that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 on testing and remediation with respect to this contamination. A. G. Development Corp. established its eligibility under Maine statutes to recover certain expenses relating to such activities from a fund administered by the Maine Department of Environmental Protection, and has received reimbursement of $61,808. The Maine DEP has taken responsibility for future costs related to the cleanup. The Maine DEP is currently reviewing the assessment of fines based on the claim that the Company did not report the problem in 1986 when the tanks were removed. The Company contends proper notification was given. AG does not expect the penalties to be material or to adversely affect the Company's financial condition or operations. The property was sold in May of 1999.

(11) Seasonality. The wholesale grocery supply business is highly seasonal and, in Maine, is dependent in part on tourism. The Company realizes, on average, approximately 35% of its annual revenues during the period from Memorial Day through Labor Day. The Company typically experiences operating losses for the period from November through

March. There can be no assurance that the Company will be able to finance its capital requirements from external or internal sources during this period. The substantial degree of seasonality of the Company's revenues increases the impact of adverse events on operating results, including events negatively impacting tourism in the State of Maine.

(12) Risks Associated with Growth. The Company presently intends to expand its activities in the States of New Hampshire, Massachusetts and Vermont. See "Business and Properties." Such growth could place a significant strain on the Company's management, employees and operations. Such growth is likely to increase the operating complexity of the Company and the level of responsibility for new and existing management. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, or the Company's inability to respond effectively to recent growth, could have a material adverse effect on the Company. The Company needs to undertake physical expansions and capital improvements in order to effectuate its expansion plans. The need for a 50,000± square foot perishable goods addition has been established, with construction presently planned to commence in the fall of 2002.

(13) Dependence on Key Personnel. The Company's success depends in part upon the continuity of the Company's management team, taken as a whole, and the continued contributions of key management, sales and marketing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available.

(14) Use of Proceeds for Working Capital; Management Discretion. The proceeds of the offering are intended to be used for the Company's working capital needs. This broad category confers upon management of the Company substantial discretion with respect to the specific applications of such funds, as to which investors in the Securities will have very limited influence.

(15) Continuous Offering. The offering of Securities described in this Offering Circular will be made on a continuous basis during the twelve month period beginning on the date of this Offering Circular. Although the Company intends to amend this Offering Circular to reflect material developments if, as and when they occur, the Company's business, financial condition and operating results will be subject to change during such period.

(16) Absence of Minimum Offering Amount. Because the offering is not subject to or conditioned upon any minimum level of proceeds, there can be no assurance as to the adequacy of the proceeds of the offering to address the needs identified in Question No. 9, "Use of Proceeds." In 2002 and 2001, the Company has relied on a net positive funding from sales of securities, after redemptions, of $598,000 and $65,000, respectively, together with cash generated from operations, to repay its debt and fund operations. Without these funds, the Company would have to look to other sources for funds to repay its debt and support operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

## BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

Associated Grocers of Maine, Inc. ("AG" or the "Company") is principally engaged in the business of purchasing, warehousing, selling and delivering to its stockholders and certain other customers all groceries and other products generally sold by retail grocers. AG has been in continuous operation since 1953. Its customer base is comprised entirely of independent retail grocers—those not part of a supermarket chain (such as Shaw's or Shop & Save). Presently, the vast majority of AG's customers are located in the State of Maine. In recent years, AG has begun to establish relationships with customers located in New Hampshire, Vermont and Massachusetts, and management presently intends to expand the Company's activities in those states.

The Company purchases, warehouses, sells and delivers to its customers a wide array of products sold by retail grocers, from national and regional brands (such as Proctor & Gamble, Nabisco, Hormel, Kraft, General Mills, Jordan and Oakhurst) as well as private label products sold under the Shurfine label, including meats, deli products, seafood, bakery items, produce, frozen foods, dairy products, canned goods and dry groceries. AG's regular product offerings are comprised of over 16,000 SKUs (stock keeping units, or individual products), and it also executes special orders on request. These products are delivered to and warehoused at AG's 220,000 square foot facility located in Gardiner, Maine, and from there are delivered by AG to its customers' store locations. The Company's pricing of its products generally reflects its cost of goods, plus its gross margin and a warehouse/delivery charge. Billing terms are generally net 7 days after delivery. Payments are ordinarily collected by AG's drivers upon the delivery of the customer's next order, although some multi-store accounts with centralized accounting mail in their payments following delivery.

AG also provides several services to its customers that complement its product offerings. AG personnel regularly visit customers' stores and provide analyses of customers' operations and offer suggestions for revenue enhancement and cost controls, including merchandising and promotional assistance. AG also offers assistance in design and expansion planning for customers. The Company administers for customers' benefit numerous marketing programs, including pass-through special pricings, deals and promotions, and manufacturers' advertising rebate programs. AG also offers its customers assistance in preparing, targeting, distributing and implementing newspaper, direct mail and other advertising. The Company also assists its customers in setting up automated systems, including point of sale and direct store delivery systems, to enable more timely and accurate internal data gathering and product ordering. AG offers assistance to its customers in implementing accounting and bookkeeping systems, generating financial statements and other reports, and obtaining financing for store improvements and expansions. AG charges on an hourly and cost-plus basis for certain of such services, including advertising and accounting. Revenues from advertising services, for example, totaled approximately $695,000 in the fiscal year ended March 29, 2002, or approximately 0.5% of total revenues for such period.

Through AG's wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc., customers (and others) can obtain business and personal insurance coverages, including property insurance, liability insurance, automobile insurance, bonding for commercial businesses, workers' compensation insurance, life insurance and health insurance. AG's wholly-owned subsidiary, A.G. Development Corp., leases retail locations and store equipment and sub-leases those locations and equipment to qualified independent store operators who become AG customers. Two such sub-lease arrangements ended in April 2002; there are currently none outstanding (please see Section 3(g) hereof for more detail).

*(b)* *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

The Company acquires the products it resells to customers from over 2,500 manufacturers, vendors and brokers. These products are shipped to the Company's warehouse. In most cases, discounts ranging from 2 - 2 3/4% of invoice are available for prompt payment; the Company has historically obtained such discounts, and intends to continue to do so. Management believes that, due to the diversity of its supplier base and the availability of alternative sources of supply, none of these individual arrangements is of such substantial importance to the Company that the loss thereof would materially and adversely affect the Company's operations.

The Company warehouses goods received from its vendors at its 220,000 square foot facility located in Gardiner, Maine which AG owns and operates. Management is currently reviewing a possible expansion of the perishable goods portion of the facility in light of increased demand in the dairy, frozen, bakery, meat, deli and produce departments, resulting from higher volumes and a change in retail product mix. Bids have been received indicating a projected cost for such expansion of approximately $5.5 million. Management believes that this facility will otherwise be sufficient to accommodate additional volume that may result from AG's expansion activities for the foreseeable future. Construction of this facility is presently planned to commence in the summer of 2002. AG delivers products to its customers by means of its 22 truck fleet and approximately 79 employees involved in warehousing and shipping operations. The value-added services provided by the Company to its customers (see Question No. 4(a)) are provided both on-site at the customers' premises and from the Company's own offices by approximately 95 of its employees.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

*Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.*

The Company competes in the wholesale market for sales of groceries and other goods and related services to retail grocers. The Company presently provides its goods and services principally to customers located in Maine, and also provides goods and services to a smaller number of customers in New Hampshire, Massachusetts and Vermont. The Company intends, over the next 12 months, to continue its expansion activities in New Hampshire, Massachusetts and Vermont. The trend in the industry has been toward consolidation and expansion by supermarket chains, which generate their own sources of supply of goods and services. The chains have grown or expanded by acquiring independent retail grocers, or by driving independent grocers out of business through competition. Retail grocers have also faced increased competition from other store formats, such as mass merchandisers and discount drug store chains, which, like the supermarket chains, have their own sources of supply. This competition, while directly affecting retail grocers, also indirectly (but significantly) affects the wholesalers, such as AG, that supply them.

The number of wholesalers competing with the Company has declined over the last 15 years, due to consolidations and decisions by wholesalers to exit the marketplace. This trend, management believes, has benefited the Company by enabling it more clearly to differentiate itself from the remaining competition on the basis of its customer service.

Competition for the Company's customer base (independent retail grocers) is based upon a combination of price, product quality, product variety and value-added services (see Question No. 4(a)) provided to customers. Management believes that the Company's prices are, in most cases, equal to those of its competitors, but that in some instances Company prices are higher or lower than competitors. Pricing variations are most often attributable to, and reflect, product quality variations, which in turn reflect strategic choices made by the wholesaler as to its present and prospective customers' relative preferences with respect to these criteria. AG does not believe that there are significant differences between the products and services it offers and those offered by its competitors.

The Company's principal competitors are SuperValu (a publicly traded grocery chain headquartered in Minneapolis, Minnesota), Hannaford Bros. (the owner of the Shop & Save supermarket chain, which is headquartered in southern Maine), Pine State Trading (an Augusta, Maine-based convenience store supplier and beer distributor), Associated Grocers of New England (a cooperative based in Manchester, New Hampshire) and C&S Wholesaler (a large wholesaler based in Vermont, servicing primarily chain-store accounts). Currently, management believes that SuperValu has a strong competitive presence in all four of these states; Hannaford Bros. and Pine State are strong competitors in all but Massachusetts; C&S has a strong presence in all but Maine; while Associated Grocers of New England plays a significant role only in New Hampshire. Some of these competitors are substantially larger than AG. Larger size enables these competitors to buy products in larger quantities and obtain better pricing on some (but not all) products than is extended to AG and other smaller wholesalers. However, management believes, based in part on comparisons of competitors' invoice prices to retailers, that the larger operators are, in many cases, less cost-efficient than is AG, thereby narrowing or eliminating this pricing advantage. Management also believes that AG can effectively compete with these entities in Maine due to AG's reputation for delivering more, higher-quality value added services to its customers than do its principal competitors. AG also now offers multiple advertising programs, which management believes are attractive to independent retailers across a wide spectrum of sizes and strategies.

*Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.*

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

AG intends to employ a variety of methods in expanding its presence in New Hampshire, Vermont and Massachusetts, including extensive personal contact by sales representatives with prospective customers, emphasizing the Company's price competitiveness, high-quality, diverse product offerings and superior value-added services. In addition, the Company intends to advertise through industry publications and to promote itself at industry trade shows in each of the states in which the Company is active. AG intends to continue to pursue these efforts in Maine as well, in order to maintain and expand its presence in that market.

Management believes that the Company can make substantial further inroads into the northern Massachusetts independent retailer market. The Company intends to offer products and services virtually identical to those currently being offered in Maine, Vermont and New Hampshire. Management believes that, geographically, further expansion by AG into northern Massachusetts (particularly the areas bordering New Hampshire and Vermont) complements its existing operations. AG intends to focus its efforts in northern Massachusetts on those retailers who would utilize AG's customer services and to whom product deliveries would be most logistically feasible.

The Company has no single customer that accounts for 6% or more of its annual sales.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of: 3/29/02 $2,643,407
(a recent date—fiscal year end)

As of: 3/30/01 $2,530,373
(one year earlier)

*Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.*

Because the economies of the States of Maine, New Hampshire and Vermont rely heavily on tourism, the Company's operations (as well as those of many of its customers) are seasonal in nature. The peak tourism in these states is generally from Memorial Day weekend through Labor Day weekend, during which period AG's volume of sales increases as much as 15% over average weekly figures.

The Company's average weekly sales per store are approximately $8,811.

Due to the geographical concentration of the Company's business, its sales reflect to a substantial degree general and local economic conditions affecting northern New England, and are, in that respect, cyclical.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the* *dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

The Company currently has 174 full-time and part-time employees, and does not anticipate any significant change in that number within the next 12 months. The Company's employees break down along functional lines as follows:

| | |
|---|---|
| Management | 11 |
| Clerical | 38 |
| Administrative | 46 |
| Operations | 53 |
| Drivers | 26 |

Warehouse operations and driver personnel are members of the International Brotherhood of Teamsters. The Company and the unionized employees are currently in negotiations over a new collective bargaining agreement, and operations are being conducted under an agreement-in-principle with the union. Although the Company believes that a strike might be possible if negotiations do not succeed, the Company currently expects that a collective bargaining agreement will be reached sometime in September with terms and conditions similar to those of prior contracts, with reasonable increases in wages and benefits and terms that are not materially more costly or burdensome than previous contracts

The only significant supplemental benefit program which the Company makes available to its employees is a profit sharing bonus program extended to management, whereby the management team is entitled to receive 10% of the Company's total consolidated pre-tax profits in the event such profits exceed $200,000 in any year. The disbursement of this pool of funds is at the discretion of the Chief Executive Officer based upon individual performance as well as achievement of departmental budget objectives. The Company has made five distributions under this program: with respect to fiscal year 1996-97, an aggregate amount of $52,661, with respect to fiscal year 1997-98, an aggregate amount of $77,131, and with respect to fiscal year 1998-99, an aggregate amount of $92,126. With respect to fiscal year 1999-2000, no distribution was made. With respect to fiscal year 2000-2001, an aggregate amount of $41,376 was paid. With respect to fiscal year 2001-2002, an aggregate amount of $54,000 was distributed.

*(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The Company's wholly-owned subsidiary, A.G. Development Corp., owns a 122.6-acre commercial/industrial park facility in Gardiner, Maine. The park is mortgaged to secure indebtedness of the Company under an Urban Development Action Grant obligation provided through the City of Gardiner, Maine, which obligation had an aggregate outstanding balance of $655,865 as of March 29, 2002. The book value of the land and improvements at the park (excluding AG's premises) as of March 29, 2002 was approximately $75,000, with a market value, in management's opinion, of approximately $75,000. AG itself owns its facility, which is located within the A. G. Development Corp. commercial/industrial park, and which is comprised of the Company's executive offices, as well as its 220,000 square foot warehousing and shipping facilities. The facility includes modern frozen and refrigerated goods storage equipment and automated product handling equipment, and is in good repair. This property has been mortgaged to secure the Company's bank indebtedness. See "Capitalization". Management believes that the current fair market value of this facility is approximately $10 million. The facility was originally constructed for a total cost (including subsequent improvements) of approximately $5,800,000.

As part of the Company's retail development strategy, A. G. Development Corp. may enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then purchase their inventory from the Company. Pursuant to one such arrangement, as of March 29, 2002 A.G. Development Corp. had leased one store in Oakland, Maine and was liable for monthly lease payments of $2,000 per month. In April, 2002, A.G. Development Corp.'s sub-tenant exercised an option to purchase the property from the owner, and A.G. Development's obligations under this lease ended. In addition, the Company has provided a guarantee for the payment of $5,000 per month in lease payments by another sub-tenant in a similar arrangement for a retail property located in Skowhegan, Maine, until the year 2006.

In addition, the Company has leased, from a variety of sources, computers and other office equipment, as well as vehicles and forklifts, for use in its operations. The future minimum rental payments occurring under these leases total approximately $3,019,000 as of March 29, 2002. Although the company may lease additional tractor trailers to replace similar items that are no longer useable, management does not anticipate the need for substantial new lease obligations in the near future.

*(h)* *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

There are no significant items of intellectual property in the Company's business, nor is it a party to any significant license agreements. The Company does not expend any of its funds on research and development activities, as the success of its business does not depend on such efforts.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

The Company is subject to customary health inspections by the United States Department of Agriculture with respect to its handling and storage practices for certain products. Although it, like other businesses, is also subject to occupational safety, environmental, land use and other regulation, management does not believe that compliance with such regulations involves material expense or substantial burdens on the Company's operations, other than as set forth in paragraph (10) under "Risk Factors". The principal regulatory agencies to which the Company is responsible are as follows: The Maine Department of Environmental Protection, the Maine Department of Labor, the Maine Liquor Commission, the Maine Transportation Department, the U.S. Occupational Safety and Health Administration, the U.S. Department of Labor, the U.S. Department of Agriculture and U.S Department of Justice--Federal Drug and Enforcement Agency.

The Company's subsidiary, Allied Insurance Agency, is subject to supervision by the Maine Bureau of Insurance. The insurance products sold by Allied Insurance Agency are described in the response to Question No. 3(a).

Except with respect to environmental contamination at A. G. Development Corp.'s Corinth facility (see Question Nos. 2(10) and 43), neither the Company nor any of its subsidiaries has, to management's knowledge, committed any material regulatory violations.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

1. Allied Insurance Agency of Maine, Inc., 100% of stock owned by AG. Engaged in the insurance agency business, principally providing commercial and personal coverages to AG's customers, their employees and the general public. This entity was formed in 1973, and accounted for less than 1% of AG's consolidated revenues for fiscal 2001-02. This corporation has never been found to be in violation of Maine insurance regulations.

2. A.G. Development Corp., 100% of stock owned by the Company. Engaged in leasing and subleasing real property and machinery and

equipment to the Company and its customers. This entity was formed in 1973, and accounted for less than 1% of the Company's consolidated revenues for fiscal 2001-02.

The financial condition and operating results of Allied and A. G. Development Corp. are included in the Company's consolidated Financial Statements attached hereto. The Company also owns, as of March 29, 2002, 2,942 shares of class C stock in Associated Wholesalers, Inc. ("AWI"), a Pennsylvania-based grocery and health and beauty care distribution cooperative, and 177,906 shares of nonvoting common stock in Western Family Holding Company, the parent organization of Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These both represent minority interests in such entities. AWI and Western Family are cooperatives that require stock ownership as a precondition to the purchase of goods from them. The AWI stock and the Western Family stock were acquired for $80,956 and $178,005, respectively. AG used to purchase its health and beauty care products on a cross dock/central billing basis from AWI. AG buys its private label (Shurfine) products from Western Family.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

The Company has experienced none of such events during the past five years, and none of such transactions is presently pending or anticipated.

4. (a) *If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

Not applicable.

## OFFERING PRICE FACTORS

*If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.*

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $198,629 ($834.42 per share of Class A Common Stock; $298.69 per share of stock (irrespective of whether Class A Common or Class B Preferred)).

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Weighted Average Offering Price of Class A ($2,527) =3.03 (price/earnings Multiple)

Net After-Tax Earnings Last Year Per Share ($834.42 ($198,629/250))*

Weighted Average Offering Price of Class A and Class B Stock ($2,509) =8.40 (price/earnings Multiple)

Net After-Tax Earnings Last Year Per Share ($298.69 ($198,629/665))*

*Fiscal year ended March 29, 2002.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

$2,616,491 as of March 29, 2002 ($10,679.56 per share of Class A Common Stock; $3,934.57 per share of stock (irrespective of whether Class A Common or Class B Preferred)).

*If the net tangible book value per share is substantially less than his offering (or exercise or conversion) price per share, explain the reasons for the variation.*

Not applicable.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

The Company issues its securities only to its customers (provided, however, that some of its Fixed Rate Subordinated Notes are held by retired former customers), and requires customers who wish to receive the full range of benefits as customers to purchase one share of Class A Common Stock, two shares of Class B Preferred Stock and Variable Rate Subordinated Notes having a principal amount equal to three times the customer's average weekly purchases of goods from the Company (up to a maximum of $50,000 in principal amount) or, if the customer's average single weekly purchases exceed $50,000, the average single weekly purchase amount. Such customers may, but are not required to, purchase additional Debt Securities from time to time. Because all purchases other than the purchase of Class A Common Stock are funded through 1% surcharges added to the Company's invoices to its customers for products purchased, such issuances are continuous.

During the one year period preceding the date of this Offering Circular, the Company issued 20 shares of its Class A Common Stock for a purchase price of $2,527 per share to 20 different purchasers, 30 shares of its Class B Preferred Stock for a purchase price of $2,500 per share to 30 different purchasers, and $2,732,455 in principal amount of its Variable Rate Subordinated Notes to approximately 245 different purchasers. No Fixed Rate Subordinated Notes were issued during 2001-02.

*8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum is sold to new customers, and stock comprises approximately 5% of the total securities sold hereunder (which reflects the historical relationship between equity and debt securities issued by AG): 12.6%

*(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If maximum is sold: $2,483,910

Such amount was determined on the basis of the weighted average sales price of the Class A Common Stock ($2,527 per share) and the Class B Preferred Stock ($2,500 per share), based on the minimum required holdings of one share and two shares, respectively, multiplied by a total of 990 shares (325 plus the 665 shares presently outstanding). Such additional number of shares (325 as determined using the historical relative amount of equity in the Company's overall capitalization (approximately 15.7%) and applying it to the $5 million maximum proceeds under this offering.

In comparison, the Company's tangible net worth as of March 29, 2002 was $2,616,491.

*(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)*

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* Not applicable.

*These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:* $0.

*Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.*

## USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

| | If Maximum Sold | |
|---|---|---|
| | Amount | % |
| **Total Proceeds** | $5,000,000 | 100% |
| **Less: Offering Expenses** | | |
| Commissions and Finders Fees | $0 | |
| Legal & Accounting | $65,000 | |
| Copying & Advertising | $5,000 | |
| Other (Specify): ________ | $0 | |
| **Net Proceeds from Offering** | **$4,930,000** | |
| **Use of Net Proceeds** | | |
| Working capital | $4,930,000(1) | 100% |
| **Total Use of Net Proceeds** | $4,930,000 | 100% |

---

(1) None of the proceeds of the offering will be paid to officers or directors of the Company or their affiliates or associates.

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

Management intends to apply the net proceeds of the offering to the following uses, in the following order of priority:

1. Purchasing inventory for resale;

2. Repayment of line of credit and other indebtedness;

3. Funding of operating expenses (e.g., payroll, benefits, utilities, taxes);

4. Acquisition of machinery and equipment in the ordinary course of business.

Such uses may be subject to change, due to unanticipated fluctuations in the Company's operating revenues or expenses. Because (i) the Company funds its needs from three sources—operating revenues, borrowings under its line of credit and proceeds from sales of its securities—and the proceeds of such efforts are essentially fungible, and (ii) the offering is being conducted on a continuous basis over the 12-month period following the date of this Offering Circular, and therefore the timing of receipt by the Company of proceeds pursuant to the offering is uncertain, it is difficult to earmark with precision the ultimate application of these proceeds. However, in 2002 and 2001, the Company has received $598,000 and $65,000 annually in proceeds from sales of securities (net of redemptions), while paying out annual interest and dividends on its securities ranging from $420,000 to $569,000; thus, to that extent it, has historically been dependent upon such proceeds for the funding of its operations. See Question No. 2(16).

*Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.*

*10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

Historically, the Company's working capital requirements have been fulfilled through funds generated from the Company's operations (sales revenues) and borrowings under the Company's $6,000,000 revolving line of credit and a $2,000,000 revolving term loan with Fleet Bank (see Question Nos. 17(a)(7) and 19)), augmented by proceeds from sales of its securities to customers. During the fiscal years ended in March 2002, March 2001, March 2000 and March 1999, respectively, the Company received proceeds from such sales of securities, net of redemptions and principal repayments, totaling $598,000, $65,000, $1,357,000, and $300,088, respectively. In the absence of redemptions and principal repayments of demand obligations substantially in excess of historical levels, or unforeseen events negatively affecting the availability of the Company's ability to borrow under its line of credit, management believes that such sources will be adequate for the Company's working capital needs. During the fiscal year ended March 29, 2002, the Company had cash used by operations of ($667,655), had cash used from investing activities of ($803,255), reduced indebtedness by $860,322 and received $597,735 from net sales of securities and paid dividends of $50,625. This resulted in decreasing cash by $63,478. During the preceding fiscal year, higher percentages of working capital were provided by net proceeds from sales of securities.

*(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.*

As reflected in Question No. 9(b), the Company may apply a portion of the proceeds from the offering to discharge indebtedness. It is anticipated that such repayments would involve principally:

(1) repayments of Debt Securities in excess of the holders' "factor" upon demand by the holders due to the holders' seasonal cash needs, which have historically totaled $1.1-2.0 million per year, or non-renewals of the Company's Fixed Rate Subordinated Notes upon their maturity (see Question No. 17 for discussion of interest rates and other terms of such Debt Securities); and

(2) repayments of amounts outstanding under the Company's line of credit with Fleet Bank, which bear interest at Fleet Bank's prime lending rate or a LIBOR-based rate (at the Company's option), as such rates may vary from time to time, and are subject to the terms of the Master Loan and Security Agreement (the "Loan Agreement"), dated as of September 30, 2000, between the Company and Fleet Bank of Maine, which is summarized below.

Under the Loan Agreement, the Company may borrow an amount equal to 85% of its qualifying accounts receivable plus 55% of its qualifying inventory, subject to a maximum of $6 million. Also, there is another $2,000,000 line of credit which (i) may be applied to fund up to 80% of the purchase price of machinery and equipment, and (ii) the Company may re-lend to member stores, subject to requirements with respect to the collateral that must be provided by such member stores. The maturity date of the facilities is September 30, 2002. The Company's obligations under the Loan Agreement are secured by a lien on substantially all of the Company's assets, and are senior in right of payment to the Debt Securities.

Other than with respect to term loans created under the sub-facilities, the Company's payment obligations under the Loan Agreement will consist of monthly payments of interest, with principal subject to repayment at maturity on September 30, 2002. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the borrowing formula described above and the absence of any default under the Loan Agreement) can reborrow principal amounts previously paid.

The Loan Agreement contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle the bank to demand immediate payment in full. The Loan Agreement also contains customary affirmative and negative covenants relating to the Company's business operations and financial condition, including requirements that the Company's (i) minimum debt service coverage ratio be not less than 1.0, (ii) minimum tangible net worth be more than 95% of the prior year's minimum tangible net worth, (iii) capital expenditures in any fiscal year not exceed $750,000 and (iv) minimum working capital be no less than $2,000,000.

*(c)* *If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

Not applicable.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

Not applicable.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company is not presently experiencing cash flow or liquidity problems, nor, based on currently available information, does management anticipate such problems within the next 12 months. As discussed elsewhere in this Offering Circular, a substantial portion of the Company's subordinated indebtedness is, by its terms, payable on demand (see "Capitalization" and "Description of Securities"). In addition, under certain circumstances, the Company's ability to make additional borrowings under its bank credit facility could be restricted, and the lender is entitled, in the event of a default by the Company or the lender's good faith determination that it is insecure with respect to the prospect of repayment, to require the repayment of all amounts outstanding under such facility. See Question No. 10(b). Management has received no indication that any significant erosions of its cash position are likely to occur as a result of demands for repayment of subordinated indebtedness, or that the Company's bank lender has, or is likely in the foreseeable future to have, any basis for restricting the Company's borrowings or requiring repayment of the amounts outstanding under the line of credit.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Management presently estimates capital expenditures totaling $612,679 during the 2002-03 fiscal year. Based on the Company's historical operating revenues and borrowing capacity under its line of credit, management anticipates that, together with such funds, the proceeds from the sale of the securities described in this Offering Circular will satisfy the Company's cash requirements for the next 12 months. Management's expectation is based on the Company's experience in the most recent fiscal year, during which $598,000, net of redemptions, in proceeds from securities sales were realized (see Question No. 10(a)). Excess proceeds, if any, would likely be used to reduce the Company's bank indebtedness. Management would seek to cover shortfalls by reducing or eliminating stock dividends and/or increasing borrowings under the Company's line of credit with Fleet Bank.

## CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

| | Amount Outstanding | |
|---|---|---|
| | As of: 3/29/02 | As Adjusted Maximum(1)(2) |
| Debt: | | |
| Short-term debt (average interest rate 7.66%) | $3,654,000 | $3,654,000 |
| Long-term debt (average interest rate 8.00%) | 820,496 | 820,496 |
| Capital deposits (Debt Securities) (average interest rate 5.38%) | 7,759,008 | 11,943,850 |
| Total debt | 12,233,504 | 16,418,346 |
| Stockholders equity: | | |
| Class B Nonvoting Preferred Stock - par or stated value (by class of preferred in order of preferences) | | |
| Preferred stock - $2,500 stated value (420 shares outstanding at 3/29/02; as adjusted maximum assumes 660 shares outstanding (See Question No. 8(b)) | 1,050,000 | 1,650,000 |
| Preferred stock subscribed - $2,500 stated value | 175,000 | 175,000 |
| Class A Voting Common Stock--par value $1,500 per share (245 shares outstanding at 3/29/02; as adjusted maximum assumes 330 shares outstanding (See Question No. 8(b))) | 367,500 | 495,000 |
| Additional paid in capital | 232,342 | 320,000 |
| Retained earnings | 1,008,649 | 1,008,649 |
| Accumulated other comprehensive loss | (42,000) | (42,000) |
| | 2,791,491 | 3,606,649 |
| Less: Preferred stock subscribed | 175,000 | 175,000 |
| Total stockholders equity | 2,616,491 | 3,431,649 |
| Total Capitalization | $14,849,995 | $19,849,995 |

(1) Although the Company is offering up to $5 million in purchase price of Securities (in any 12 month period), certain assumptions must be made as to the relative amounts of Class A Common Stock, Class B Preferred Stock and Debt Securities that would be issued if the "maximum" were sold. For this purpose, the Company has assumed that the historical relationship among these categories would continue in this offering, whereby $4,184,842 of Debt Securities, $600,000 of Class B Preferred Stock and $215,158 of Class A Common Stock would be issued.

(2) Management believes that, based on its customers' usual practices with respect to demanding repayment of Debt Securities during lower cash flow periods, it is appropriate to assume that the full amount of new Debt Securities issued, together with those outstanding at the start of the offering, would not remain outstanding at the end of the offering. Based on the past three fiscal years' experience, management believes that approximately 31% of the newly issued Debt Securities (or $1.3 million) will remain outstanding at the conclusion of the offering, resulting in a total of $9.06 million in capital deposits (Debt Securities) and $13.53 million in total indebtedness. Finally, because a substantial portion of the Company's capital is comprised of Debt Securities, the levels of which are directly related to the number of new customers and the aggregate level of sales to customers who elect to become stockholders, management does not foresee issuing the full $5 million of Securities (in any 12 month period) covered by this Offering Circular due to sales volume constraints imposed by the size and capability of the Company's warehouse facilities. Management therefore believes that not more than (before any repayments or redemptions) a total of approximately $4.4 million of Securities, comprised of approximately $3.95 million of Debt Securities, $300,000 of Class B Preferred Stock and $150,000 of Class A Common Stock, would actually be issued by the Company.

*Number of preferred shares authorized to be outstanding:* 1,600

| Number of Class of Preferred | Par Value Shares Authorized | Per Share |
|---|---|---|
| 1,600 Class B Non-Voting Preferred Stock | 0 | $2,500 (par value) |

*Number of common shares authorized:* 800 shares. Par or stated value per share, if any: $1,500

*Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:* 0 shares.

## DESCRIPTION OF SECURITIES

*14. The securities being offered hereby are:*

[X] Common Stock
[X] Preferred or Preference Stock
[X] Notes or Debentures (one class: Variable Rate Subordinated Notes)
[ ] Units of two or more types of securities, composed of:
[ ] Other: ______________

*Explain:*

Class A Common Stock. The Class A Common Stock offered pursuant to this Offering Circular is part of the same class identified as "Common Stock" in the financial statements of the Company attached to this Offering Circular. Each holder of Class A Common Stock is entitled to one vote, irrespective of the number of shares actually owned. Any dividends payable to a holder of Class A Common Stock are subject to offset by the Company for application against any accounts receivable or other liabilities of such holder to the Company. A holder is not entitled to purchase goods from the Company and enjoy certain related benefits and preferred status until he, she or it is the owner of one share of Class A Common Stock and has purchased or has committed to purchase two shares of Class B Preferred Stock. The purchase price for the Class A Common Stock must be paid in full in cash. Dividends on the Class A Common Stock are declared annually in May and paid in June. Upon the liquidation of the Company, all amounts remaining after payment in full of all of the Company's indebtedness (including the Debt Securities) and the amounts payable in respect of the Class B Preferred Stock shall be divided pro rata among the holders of the Class A Common Stock. Subject to restrictions contained in the Company's bank indebtedness and under Maine law, in the event a holder (i) resigns and severs all ties with the Company, (ii) ceases to be eligible to hold securities of the Company by virtue of no longer being engaged in the food business, or (iii) is found, by vote of two-thirds of the members of the Company's board of directors, to have conducted his, her or its business or to have maintained his, her or its business establishment in a manner inimical to the purposes and policies of the Company (a "Termination Event"), the Company has the right, but not the obligation, to repurchase such holder's Class A Common Stock at the then current sales price per share of Class A Common Stock established by the board of directors (presently $2,527, but subject to change at board discretion). Holders of such stock would have no recourse against the Company or any other person or entity if the Company were to refuse or otherwise fail to repurchase such stock under such circumstances. Any such amounts are subject to offset and reduction to the extent of any indebtedness owed by such holder to the Company. Shares of capital stock may not be repurchased if, at the time of such repurchase or as a consequence of such repurchase, the Company is or becomes unable to pay its debts as they become due, or if the amount to be paid in repurchasing such stock exceeds the Company's earned surplus and capital surplus. Such repurchases may also be made only if the Company is not then in default (and does not thereby go into default) under the Company's bank indebtedness. See also Questions Nos. 10(b), 17(a)(7) and 19. Shares of stock may be transferred only to persons or entities engaged in the food business, and only if the Company is first given the opportunity for 30 days to purchase such shares of stock at the sales price for such shares of stock as most recently established by the Company's board of directors, which price could be less than the purchase price offered by the proposed transferee of such shares and less than the amount originally paid by the holder for such stock (although, historically, such prices have not been reduced by board action).

Class B Preferred Stock. The holders of Class B Preferred Stock are not entitled to vote, other than to the extent required by Maine law; however, insofar as all holders of Class B Preferred Stock are presently (and are expected to be in the future) holders of Class A Common Stock as well, they have voting rights in that capacity. The purchase price for the shares of Class B Preferred Stock may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased until paid in full; provided, however, that shares of Class B Preferred Stock will not be issued until the purchase price therefor has been paid in full. The Class B Preferred Stock does not have a preferential dividend right relative to the Class A Common Stock. Historically, dividends have been paid on the Class B Preferred Stock in the same per share amounts as have been paid with respect to the Class A Common Stock. Such dividends are subject to offset by the Company for application against any accounts receivable or other liabilities of such holder to the Company. In no event will dividends paid on the Class B Preferred Stock exceed 12% per year ($300 per share). The dividend payout ratio for fiscal 2002 was approximately 3.0%. Upon liquidation of the Company, the holders of the Class B Preferred Stock would be entitled to receive the liquidation preference of such stock and any declared but unpaid dividends thereon after payment in full of all of the Company's indebtedness (including the Debt Securities) and before any distributions may be made in respect of the Class A Common Stock. Subject to restrictions contained in the Company's bank indebtedness and under Maine law, in the event of a Termination Event affecting a holder of Class B Preferred Stock, the stated value of any accrued but unpaid dividends on such holder's Class B Preferred Stock, multiplied by the number of shares thereof held by such holder, shall be paid in redemption of such stock. In addition, the Class B Preferred Stock is subject to the same limitations on recourse, offset rights, restrictions on redemption and restrictions on transfer as apply to the Class A Common Stock and are set forth in the last six sentences under "Class A Common Stock" above.

Variable Rate Subordinated Notes. Purchasers of Class A Common Stock and Class B Preferred Stock must also purchase Variable Rate Subordinated Notes having a principal amount not less than: (i) three times the holder's average weekly purchases of goods from the Company, up to a maximum of $50,000 of principal amount, or (ii) if the holder's average weekly purchases from the Company exceed $50,000, such average weekly purchase amount (the holder's "factor"). The purchase price for such minimum amount of Variable Rate Subordinated Notes may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased until paid in full. The interest rate and payment provisions, the maturity and the subordination provisions relating to the Variable Rate Subordinated Notes are set forth in Question No. 17(a) below. Upon liquidation of the Company, the Variable Rate Subordinated Notes would be subject to repayment in full after the payment in full of all of the Company's outstanding senior indebtedness (including but not limited to its bank indebtedness) and before any distribution may be made in respect of the Class B Preferred Stock or the Class A Common Stock. Holders can elect to purchase additional Variable Rate Subordinated Notes above such minimum levels, which excess amounts (plus accrued but unpaid interest thereon) are subject to payment in full upon demand by the holder.

*15. These securities have:*

| *Yes* | *No* | |
|---|---|---|
| [ ] | [X] | *Cumulative voting rights* |
| [ ] | [X] | *Other special voting rights* |
| [ ] | [X] | *Preemptive rights to purchase in new issues of shares* |
| [ ] | [X] | *Preference as to dividends or interest* |
| [X] | [ ] | *Preference upon liquidation* |
| [ ] | [X] | *Other special rights or preferences* |

*Explain:* See Question Nos. 14 and 17 concerning the liquidation preferences of the Securities.

16. *Are the securities convertible?* [ ] Yes [X] No

17. (a) *If securities are notes or other types of debt securities:*

(1) *What is the interest rate?* ________%

*If interest rate is variable or multiple rates, describe:*

The Variable Rate Subordinated Notes bear interest at rates established by the Company's board of directors from time to time. At present, no interest is payable in respect of a holder's Variable Rate Subordinated Notes until the holder has purchased one - third of the minimum principal amount required to be purchased (see Question No. 14), at which point interest is currently payable on such holder's Variable Rate Subordinated Notes, up to the minimum principal amount required to be purchased by such holder, at a rate of 5.25% per annum. Principal amounts in excess of such required minimum principal which are payable on demand bear interest at a rate equal to the average of the "prime rate" as published in the *Wall Street Journal* on the first and last business days of each semi-annual payment period, minus 100 basis points (1.00%), which rate is calculated semi-annually and applies with respect to the preceding semi-annual period. The current rate under this formula is 5.25% per annum. Interest on the Variable Rate Subordinated Notes is payable semi-annually in arrears on June 15 and December 15.

(2) *What is the maturity date?* ___/___/___

*If serial maturity dates, describe:*

The Variable Rate Subordinated Notes are payable upon demand by the holder, in the case of principal balances in excess of the holder's minimum required principal balance, plus accrued interest thereon. The minimum required principal balance of Debt Securities is subject to repayment upon the holder's termination or disqualification as a customer of the Company. Payment in such circumstances is generally made approximately 6 weeks after the holder's receipt of final product delivery from the Company.

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No Describe: __________

(4) *Is there a trust indenture?* [ ] Yes [X] No

*Name, address and telephone number of Trustee* _____________

(5) *Are the securities callable or subject to redemption?*

[X ] Yes [ ] No Describe, including redemption prices:

The Securities are subject to repurchase by the Company in the event that the holder resigns, becomes ineligible or is found by the board of directors of the Company to be conducting business in a manner inimical to Company policy. See Question No. 14.

(6) *Are the securities collateralized by real or personal property?*

[ ] Yes [X] No Describe: ________________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

The Debt Securities are subordinated to the prior payment in full of the Company's indebtedness to Fleet Bank under its line of credit and to the Company's indebtedness under its Urban Development Action Grant loan obligations. Under the line of credit, $3,654,000 was outstanding as of March 29, 2002, and the Company had additional borrowing capability under the line of credit of $2,346,000. The Company is entitled to make payments of principal and interest on the Debt Securities as and when required (but not merely permitted) under the terms of the Debt Securities, so long as at the time of such payment (or as a consequence of such payment) the Company is not in default under any of the terms of the line of credit. Such permitted payments would include regular scheduled payments of interest on the Debt Securities, as well as repayments of principal under the circumstances described in Question Nos. 15 and 17(a)(2). Events of default under the line of credit include, but are not limited to, (i) the failure by the Company to pay principal or interest under the line of credit or any other indebtedness of the Company when due, (ii) the commencement of certain bankruptcy or similar proceedings by or against the Company, (iii) if the Company's minimum debt service coverage ratio falls below 1.0:1 (such ratio was 1.17 as of March 29, 2002), (iv) if the Company's minimum tangible net worth drops below $1,979,000 (tangible net worth as of March 29, 2002 was $2,204,810), (v) the Company's minimum consolidated working capital must be at least $2,000,000 (consolidated working capital as of March 29, 2002 was $6,050,767) or (vi) the Company fails to observe certain other operational and reporting covenants. See Question No. 9(b).

*How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?* $4,474,496 (as of March 29, 2002).
*How much indebtedness shares in right of payment on an equivalent (pari passu) basis?* $0 (as of March 29, 2002)
*How much indebtedness is junior (subordinated) to the securities?* $0.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

| | | Last Fiscal Year (as of March 29, 2002) Actual | Pro Forma |
|---|---|---|---|
| "Earnings" | = | $1,180,942 | $1,406,087 |
| "Fixed Charges" | = | 820,651 | 1,045,796 |
| Ratio | = | 1.44 | 1.35 |

---

The following is the detail used for the above calculations:

| "Earnings" | 3/29/02 | Pro Forma |
|---|---|---|
| Net Earnings Before Taxes | 360,291 | 360,291 |
| Interest on Capital Deposits (Debt Securities) | 369,635 | 594,780 |
| Interest – Other | 451,016 | 451,016 |
| Interest – Capitalized | 0 | 0 |
| Total Earnings: | 1,180,942 | 1,406,087 |
| **"Fixed Charges"** | | |
| Interest on Capital Deposits (Debt Securities) | 369,635 | 594,780 |
| Interest – Other | 451,016 | 451,016 |
| Total Fixed Charges: | 820,651 | 1,045,796 |

Withdrawals from capital deposits are not included in the fixed charges calculations. Withdrawals from capital deposits were $2,039,584 and $1,671,234 in fiscal years 2002 and 2001, respectively, which were more than offset by deposits to capital accounts.

These calculations, in the "Pro Forma" column, assume (consistent with the Pro Forma Capitalization table shown in Question No. 13) that the full $4.2 million of additional Capital Deposits remained outstanding for a full year, at the current effective interest rate of 5.38% per annum. However, as discussed in footnote (1) to the Capitalization table, based on the Company's historical experience with periodic, recurring redemptions of the Capital Deposits, management believes that a more appropriate and realistic pro forma figure would be an average additional outstanding Capital Deposit balance of $1.30 million resulting in additional pro forma interest expense of $69,940 and a pro forma ratio of earnings to fixed charges of 1.35.

*Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.*

18. *If securities are Preference or Preferred stock:*
*Are unpaid dividends cumulative?* [ ] Yes [X] No
*Are securities callable?* [X] Yes [ ] No Explain: See Question No. 14.

*Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.*

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

AG may pay dividends on, or redeem shares of, its Class A Common Stock or its Class B Preferred Stock without the consent of Fleet Bank; provided, that no default then exists or would result from such payment (see Question Nos. 9(b) and 17(a)(7)).

20. *Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):* $1,008,649 (as of March 29, 2002).

## PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:* None. No brokers, dealers or selling agents will be utilized in connection with sales of the Securities.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

No sales commissions will be paid in connection with sales of the Securities. The total expenses associated with the offering are estimated at $70,000.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Not applicable.

*Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.*

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name: Michael E. Westort

Address: P.O. Box 1000
Gardiner, ME 04345

Telephone No.: (207) 582-6500

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

The offering is limited to existing holders of the Company's securities and to other persons and entities engaged in the food business and located in Maine, Massachusetts, New Hampshire or Vermont and who wish to purchase goods from the Company and are approved by management of the Company.

The Class A Common Stock and the Class B Preferred Stock may be transferred only to persons or entities engaged in the food business and only if the Company fails within 30 days after receipt of notice of the proposed transfer to exercise its right to purchase such stock at a price equal to the then-current sales price for such stock as established by the board of directors of the Company. In addition, such stock may be transferred only in compliance with applicable provisions of federal and state securities laws and regulations.

*Will the certificates bear a legend notifying holders of such restrictions?*
[X] Yes [ ] No

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Not applicable.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:* _______
*Will interest on proceeds during escrow period be paid to investors?*
[ ] Yes [ ] No

Not applicable.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

See Question No. 25. Such restrictions will not terminate.

*Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.*

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Dividends of $140 per share of Class A Common Stock and $140 per share of Class B Preferred Stock (for an aggregate total of $97,440) were paid on June 17, 1998 to holders of record on March 27, 1998, a payout rate of 5.6% (based on the weighted average current sales price of the Class A Common Stock and the Class B Preferred Stock of $2,509).

Dividends of $140 per share of Class A Common Stock and $140 per share of Class B Preferred Stock (totaling $94,920) were paid on June 10, 1999 to holders of record on March 26, 1999, a payout rate of 5.6% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $30 per share of Class A Common Stock and $50 per share of Class B Preferred Stock (totaling $29,420) were paid on June 14, 2000 to holders of record on March 31, 2000, a payout rate of 1.76% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $50,625) were paid on June 20, 2001 to holders of record on March 30, 2001, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $49,875) were paid on June 19, 2002 to holders of record on March 29, 2002, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

No other dividends have been paid during the past five years. In connection with resignations by holders (including those arising in connection with sales of the holders' retail grocery businesses), the Company has redeemed 268 shares of Class A Common Stock and 359 shares of Class B Preferred Stock for a total price of $1,524,527 during the past eight years. Also, the Company regularly repays portions of the principal amount of its outstanding Debt Securities upon demand by the holders thereof, based on such holders' seasonal cash needs. During the course of each year, although the Company issues substantial amounts of new Debt Securities (e.g., $2,732,455 in the year ended March 29, 2002), such issuances are usually substantially offset by such repayments (e.g., $2,039,584 in the year ended March 29, 2002).

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Name: Michael Westort — Title: President and Chief Executive Officer
Age: 56

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Associated Grocers of Maine, Inc.
Chief Executive Officer 10/9/00 to present
Chief Operating Officer 9/23/99 to 10/9/00
Chief Financial Officer: 6/1/98 to 9/23/99
SuperValu
Regional Director of Analysis: 6/96 to 5/98
Regional Director of Accounting: 12/95 to 5/96
Divisional Vice President Finance: 5/85 to 12/95

*Education (degrees, schools, and dates):*

University of Maine (B.S. in Accounting, 1969)

*Also a Director of the Company?* [X] Yes [ ] No

*Indicate amount of time to be spent on Company matters if less than full time:*

Not applicable.

30. *Chief Operating Officer:* *None*

31. *Chief Financial Officer:*

Name: Ronald Cloutier — Title: Chief Financial Officer
Age: 50

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Associated Grocers of Maine, Inc.
Chief Financial Officer 12/18/00 to present
Controller 1/1/00 to 12/18/00
C&S Wholesale Grocers
Manager of Accounting: 9/1/96 to 12/31/99
SuperValu
Chief Financial Officer (Andover, MA and Keene, NH regions): 6/89 to 9/96

*Education (degrees, schools, and dates):*

Plymouth State College (MBA Management, 1996)
Husson College (B.S. in Accounting, 1973)

*Also a Director of the Company?* [ ] Yes [X] No

*Indicate amount of time to be spent on Company matters if less than full time:*

Not applicable.

32. Other Key Personnel:

Name: Michael LeBlanc
Title: Vice President—Marketing & Procurement
Age: 56

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Associated Grocers of Maine, Inc.
Vice President Marketing & Procurement: 9/97 to present
Sr. Director Mktg & Procurement: 8/95 to 9/97
Director Marketing & Procurement: 8/93 to 8/95
Director Sales & Retail Development: 3/90 to 8/93

*Education (degrees, schools, and date:* High school and various trade seminars

*Also a Director of the Company?* [ ] Yes [X] No

*Indicate amount of time to be spent on Company matters if less than full time:*

Not applicable.

## DIRECTORS OF THE COMPANY

33. *Number of Directors:* 14. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

The directors serve for staggered terms of 3 years, whereby at each annual meeting approximately one-third of the board is subject to re-election for a 3-year term.

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name: Thomas R. Barber Age: 59

Office Street Address: RR 1, Box 4250
South China, ME 04358

Telephone No.: (207) 993-2596

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Owner and Operator of Tobey's General Store (since 1992) and The Market (retail grocery store) (since 1995), both located in China, Maine.

*Education (degrees, schools, and dates):*

High School (1969), various trade seminars

(B) Name: John Beaupre Age: 41

Office Street Address: RR 1 Box 2140
Route 16
Carrabassett Valley, ME 04947

Telephone: (207) 237-2248

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Owner/proprietor of two smaller grocery stores in Western Maine: Ayotte's Country, Route 16, Carrabassett Valley, Maine since 1989; owner/proprietor of Mountainside Grocers (built from ground up), Route 16, Carrabassett Valley, Maine since 1995.

*Education (degrees, schools, and dates):*

Waterville High School (graduated 1979)
Waterville, Maine

University of Maine at Orono (graduated 1984)
Major – Business Administration and Marketing

(C) Name: Charles O'Brien Age: 55

Office Street Address: 554 Main Street
Jackman, ME 04945

Telephone No.: (207) 668-5451

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Owner/proprietor Mountain Country Supermarket, 554 Main Street, Jackman, Maine since 1984. Prior to that Vice-President Moose River Lumber Company, Jackman, Maine for 3 years; Town Manager of Jackman, Maine for 3 years, and Selectman for Jackman, Maine for 3 years. Various other municipal, school and utility district positions in Town of Jackman, Maine from 1975-1999.

*Education (degrees, schools, and dates):*

Framingham South High School, Framingham, Ma (1965)
Political Science, University of Wisconsin-Milwaukee (B.A. 1971)

(D) Name: Wayne R. Crandall Age: 60

Office Street Address: 10 School Street
Rockland, ME 04841

Telephone No.: (207) 594-4421

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Presiding partner (attorney), Crandall, Hanscom, Pease & Collins, P.A., Rockland, Maine (law firm) (since 1968).

*Education (degrees, schools, and dates):*

University of Maine (B.A. 1963, J.D. 1968).

(E) Name: Lynn K. Goldfarb Age: 62

Office Street Address: P.O. Box 7980
Portland, ME 04112

Telephone No.: (207) 828-8667

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Principal, L.K. Goldfarb Associates (marketing consulting firm based in Portland, Maine) (since July 1993). Previously, Vice President, Central Maine Power Company, public utility headquartered in Augusta, Maine (responsible for market research; commercial, residential and industrial services; advertising; product development).

*Education (degrees, schools, and dates):*

Wellesley College (B.A. 1961), Columbia University Graduate School of Business (M.B.A. 1962).

(F) Name: Michael E. Kiernan    Age: 43

Office Street Address: 870 Washington Street
Bath, ME 04530

Telephone No.: (207) 442-7907

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Founder and President, Kennebec Financial Group, Bath, Maine (financial services firm, engaged in commercial and residential mortgage lending, commercial and personal lines insurance brokerage, tax and financial advisory and consulting services) (since 1985); Deputy Director/Development Director, Maine State Housing Authority, Augusta, Maine (public housing agency, $1 billion/year budget, 130+ employees; acted as chief operating officer); 1990-1995.

*Education (degrees, schools, and dates):*

Southern New Hampshire University (Continuing studies toward a B.S. in Business Administration) Middlesex (MA) Community College (A.S. 1979).

(G) Name: Vernon Seile    Age: 53

Office Street Address: RFD #1, Box 3115
Stonington, ME 04681

Telephone No.: (207) 367-2681

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Owner/operator of Burnt Cove Market, V&S Variety and the Galley (retail grocery stores) since 1971.

*Education (degrees, schools, and dates):*

University of Maine (B.S. in Accounting, 1971)

(H) Name: David N. Sleeper Age: 34

Office Street Address: 99 Lyndon Street
Caribou, ME 04736

Telephone No.: (207) 498-8181

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Manager, Joseph Sleeper & Sons, Inc. (retail convenience store, Caribou, Maine), since 1989.

*Education (degrees, schools, and dates):*

New Hampshire College (B.S. in Business Administration, 1989).

(I) Name: Neal Tranten Age: 69

Office Street Address: RR 1, Box 770
Kingfield, ME 04947

Telephone No.: 207-265-4352

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Retired grocery store owner/operator (since 11/98); sole owner/proprietor of two smaller grocery stores in Western Maine: Tranten's Market, North Main Street, Kingfield for 43 years; sole owner/proprietor Tranten's Too, Route 27, Kingfield, Maine since 11/93.

*Education (degrees, schools, and dates):*

Madison High School (graduated 1951), Madison, Maine.

(J) Name: Stuart Watt Age: 51
Office Street Address: P.O. Box 570
Greenville, ME 04441

Telephone No.: (207) 695-2104

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Owner/operator of Indian Hill Trading Post, Indian Hill Supermarket and Indian Hill Village Market (retail stores/grocery located in Greenville, Maine) since 1983.

*Education (degrees, schools, and dates):*

University of Maine (3 years (1969-72)).

(K) Name: Barry A. McCormick Age: 49

| | |
|---|---|
| Office Street Address: | McCormick's Thriftway<br>8 School Street<br>Unity, ME 04988 |
| Home Address: | P.O. Box 6<br>Unity, ME 04999 |
| Telephone Nos.: | (207) 948-2731 (work); (207) 948-6414 (home) |

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

Owner/operator of McCormick's Thriftway (retail grocery store, Unity, Maine) since 1997. Owner/operator of Brooks IGA (retail grocery store, Brooks, Maine) since 1989.

*Education (degrees, schools, and dates):*

Graduate Mount View High School 1971, Thorndike, Maine.
One year Atlantic Management – Retail Specialist Course.

(L) Name: Gary M. Downs Age: 51

| | |
|---|---|
| Office Street Address: | Franklin Savings Bank<br>P.O. Box 285<br>Farmington, ME 04938 |
| Home Address: | RR 1, Box 1099<br>Farmington, ME 04938 |
| Telephone Nos.: | (207) 778-3339 (work); (207) 778-2714 (home) |

*Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.*

President/CEO of Franklin Savings Bank, Farmington, Maine since 1993. Executive Vice President, Franklin Savings Bank, Farmington, Maine from 1986-1993.

*Education (degrees, schools, and dates):*

1973 B.S.A. – Bentley College, Waltham, Massachusetts.
1984 M.B.A. – Thomas College, Waterville, Maine.

1984 Graduate Degree – National School of Finance & Management
Fairfield University, Fairfield, Connecticut.

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?* [X] Yes [ ] No

*Explain:*

Prior to joining AG, Mr. Westort was employed by SuperValu, a competitor of AG, from 1985 to May 1998. Prior to joining AG, Mr. Cloutier was employed by SuperValu, a competitor of AG, from 1989-1996 and by C&S Wholesale Grocers, a competitor of AG, from 1996-1999.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

No such precautions have been taken. Management believes that, due to the passage of time since Mr. Westort's employment by such other firms and the relatively low level of importance of trade secrets in the wholesale grocery supply business, such steps are not necessary.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Not applicable.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.*

The Company maintains a $100,000 key man life insurance policy on its Chief Executive Officer. The Company is the beneficiary under the policy.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any*

*partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

None.

*Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.*

**PRINCIPAL STOCKHOLDERS**

*37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Not applicable. No holder owns more than one share of Class A Common Stock or two shares of Class B Preferred Stock.

*38. Number of shares beneficially owned by Officers and Directors as a group:*

Before offering:

Seven (7) shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(3.15% of total outstanding)

After offering:

Assuming maximum securities sold: 7 shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(2.12% of total outstanding)

It is not anticipated that any officers or directors will acquire additional shares of common stock in this offering.

(*Assume all options exercised and all convertible securities converted*)

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

The Company extends loans to qualified customers in order to provide assistance for the acquisition, expansion or improvement of retail grocery premises, which practice management believes is a valuable marketing and customer retention tool. The Company believes that such transactions are on terms no less favorable to the Company than would be obtained by unaffiliated third party lenders.

Pursuant to the program described in the preceding paragraph, Mr. Watt has an outstanding loan with a balance of $54,706 as of March 29, 2002, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before September 1, 2002.

Pursuant to the program described in the preceding paragraph, Mr. McCormick has (2) outstanding loans. The first is dated 1/12/98 for the original principal amount of $80,000, with a balance of $13,230, and the other loan is dated 12/1/00 for $73,000, with a balance of $63,927. Both loans bear interest rates of prime plus 1% per annum.

The Company has, and will maintain, at least two directors who are not (and have not been, for at least two years) employees or officers of the Company or its affiliates, and who do not have any material business relationship with the Company or its affiliates. Any such loans to, or transactions with, officers, directors or employees of the Company or its affiliates have been (and shall be) approved by a majority of the Company's independent directors who have no interest in such transactions, who have had (and will have), at the Company's expense, access to Company counsel in connection with such transactions.

In addition, the Company regularly sells products to directors who (directly or through entities owned by them) are engaged in the retail grocery business. Such transactions are on the same terms as those extended to the Company's shareholders generally.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None.

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

| | Cash | Other |
|---|---|---|
| Chief Executive Officer | $145,708 | $0 |
| Chief Financial Officer | 89,500 | |
| Key Personnel: Michael LeBlanc | 75,600 | $0 |
| Total: | $310,808 | $0 |
| Directors as a group (number of persons: 13) | $59,325 | $0 |

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Remuneration has not been unpaid in prior years and is not expected to change for the next calendar year.

(c) *If any employment agreements exist or are contemplated, describe:*

There are no employment agreements at the present time, but one is being contemplated for Mr. Westort.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:* 0 shares *(0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:*

Not applicable.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:* 0 shares.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

No shareholder approvals are required, other than for stock options, warrants or rights issuable to directors, officers or employees of the Company which, under Maine law, must be approved by the shareholders. No such arrangements are presently contemplated.

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

No such arrangements are in place.

*Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.*

## LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The Company learned that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 in testing and remediation with respect to this contamination. A. G. Development Corp. established its eligibility under Maine statutes to recover certain expenses relating to such activities from a fund administered by the Maine Department of Environmental Protection, and has received reimbursement of $61,808. The Maine DEP has taken responsibility for future costs related to the cleanup. The Maine DEP is currently reviewing the assessment of fines based on the claim that the Company did not report the problem in 1986 when the tanks were removed. The Company contends that proper notification was given. AG does not expect the penalties to be material or to adversely affect the Company's financial condition or operations. The property was sold in May of 1999.

In addition, management learned in mid-1998 that the Company had engaged in substantial sales of its securities without the required registration under federal and state securities laws or an available exemption from such requirements. In an effort to remedy these violations, pursuant to this Form 1-A, the Company offered eligible purchasers of such securities the right to rescind such transactions. Such rescission offer was made in accordance with relevant provisions of the Maine and New Hampshire securities laws. One holder of securities totaling under $14,000 elected to rescind its purchase pursuant to this Offer. No litigation or administrative actions have been commenced or threatened with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future.

## FEDERAL TAX ASPECTS

*44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.*

Not applicable—the Company is not an S corporation.

*Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.*

## MISCELLANEOUS FACTORS

*45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.*

The Company does not believe that such factors exist.

## FINANCIAL STATEMENTS

*46. Attach reviewed or audited financial statements for the last fiscal year and unaudited financial statements for any interim periods thereafter. If since the beginning of the last fiscal year the Company has acquired another business the assets or net income of which were in excess of 20% of those for the Company, show pro forma combined financial statements as if the acquisition had occurred at the beginning of the Company's last fiscal year.*

*The Company does hereby agree to provide to investors in this offering for five years (or such longer period as required by law) hereafter annual financial reports containing a balance sheet as of the end of the Company's fiscal year and a statement of income for said fiscal year, all prepared in accordance with generally accepted accounting principles and accompanied by an independent accountant's report. If the Company has more than 100 security holders at the end of the fiscal year, the financial statements shall be audited.*

(As of March 29, 2002, the Company had 245 holders of its securities.)

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

*47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

Not applicable—the Company showed a profit during the 2001-02 fiscal year.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

During the fiscal years ending in March 1986, March 1987 and March 1988, the Company experienced an economic crisis as a result of the construction of a new warehouse and the related debt incurred combined with stagnant sales for the two-three years following construction. More specifically, these difficulties were attributable to the failure of new accounts and sales volume to be generated sufficiently quickly to cover the additional expenses associated with the construction and operation of the Company's expanded warehouse facilities. With an aggressive sales approach and the restructuring of programs to become more competitive, as well as stabilization and improvement in the local economy, sales volume has nearly doubled within the past twelve years. Despite the industry trend toward consolidation, whereby the independent grocer has been perceived to be a weaker player, Maine, New Hampshire and Vermont, because of their rural populations, have been able to maintain and consistently grow the independent base as the volume that is available is not substantial enough to be attractive and economically feasible for the large supermarket chains. Management believes that, due to the relative lack of concentrated population centers in Maine, New Hampshire and Vermont, the supermarket chains are not focused on growth in the region. Consequently, the marketplace for the independent retailer in northern New England is, in management's opinion, very healthy. Continued improvements in regional economic conditions appear to favor independent retail grocers and, therefore, the Company's growth and expansion program.

Fiscal Year Ended March 29, 2002 Compared to Fiscal Year Ended March 30, 2001. For the fiscal year ended March 29, 2002, Company sales were greater than the prior year ended March 30, 2001 by 4.47%. Net income was $198,629 in fiscal 2002 as compared to $126,856 in fiscal 2001.

Sales for the year ended March 29, 2002 of $137,457,161 represent an increase of $5,877,776 over prior year. The latest year's increase of 4.47% is the result of the addition of several large retail accounts, an increase in same - store sales and expansion into other marketing territories. Management believes that, with continued consolidation of the New England wholesale market, the small independent grocer is hard pressed to find a full service wholesale supplier. Management believes that the Company's full - service, customer - oriented approach with an emphasis on customized advertising is showing positive results. Expansion into other New England markets has also proven successful to date.

Sales- related income items of gross profit, service charge, advertising and central billing for fiscal 2002 were up by $299,994, an increase of 2.09% over the prior fiscal year. For the year ended March 29, 2002, these items amounted to 10.45% of sales versus 10.67% for the year ended March 30, 2001. The decrease in percent is due to a shift in the sales mix; increased cigarette sales (which are not compensated on fee) reduced the service fee revenue as a percentage of sales by 23 basis points.

Total operating expenses of $13,391,828 for the year ended March 29, 2002 were 9.75% of sales, as compared to 9.83% in fiscal 2001. In Fiscal 2002 labor expenses as a percentage of total sales dropped to 2.04%, versus 2.17% in Fiscal 2001, as a result of a full year of increased efficiency in the warehouse management system. Administrative expenses have risen over the prior year from 6.18% to 6.29%. Besides normal wage increases, the cost of insurance benefits for employees increased 20%, and bad debt expenses were higher than prior year by $100,000 due to the reduction of the bad debt reserve in fiscal 2001 by that same amount.

Interest expense had remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to holders of the variable rate subordinated debt securities (as contrasted to other lenders) has increased in each of the last four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates or company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% in fiscal 2000 to a low of 4.75% in fiscal 2002. The average rate paid on the Variable Rate Subordinated Debt Securities decreased from 7.25% to 5.38% in fiscal 2002.

Pre-tax income amounted to $360,291 in fiscal 2002, compared to $275,838 in fiscal 2001. The major contributors to this increase in fiscal 2002 were the 4.47% increase in sales, the increased warehouse productivity from the warehouse management system, and the interest savings related to the decrease in the prime rate.

Fiscal Year Ended March 30, 2001 Compared to Fiscal Year Ended March 31, 2000. For the fiscal year ended March 30, 2001, Company sales were less than those for the prior year ended March 31, 2000 by 21.37%. Net income was $126,856 in fiscal 2001 as compared to a loss of ($183,930) in fiscal 2000.

Sales for the year of $131,579,385 represent a decrease of $35,761,831 from the prior year. During the last month of Fiscal 2000 the Company lost its biggest customer (Irving Oil), which equated to 18% of revenue or nearly $30,100,000 of sales. Also, the Company had a 53 week year during fiscal 2000 in which another $3,200,000 of sales had inflated fiscal 2000 versus fiscal 2001. Management believes that the Company's full service, customer oriented approach with an emphasis on customized advertising is showing positive results. The expansion into other New England markets has also proven successful to date.

Sales related income items of gross profit, service charge, advertising and central billing for fiscal 2001 were $2,533,114 or 15.27% less than the prior year. For the year ended March 30, 2001, these items amounted to 10.68% of sales versus 9.91% for the year ended March 31, 2000. Although the lost Irving sales meant less gross profit dollars, the Company's actual gross profit percentage increased due to the fact that most of the Irving business was non-service fee related. (The decrease in sales made the Company unable to take advantage of volume discounts and allowances, as reflected in a current gross profit margin of 6.62% of sales as compared to 6.76% in the prior year. However, service fee charges went from 2.28% in fiscal 2000 to 2.86% in the current year.)

Total operating expenses of $12,943,650 for the year ended March 30, 2001 were 9.83% of sales, as compared to 9.59% in fiscal 2000. From fiscal 1996 through fiscal 2001, the Company had operating expenses ranging from a high of 9.83% of sales to a low of 9.07% of sales. Direct labor expense has increased steadily over the period from 1.90% of total sales in 1996 to 2.17% in 2001 as a result of contractual increases to union employees and the implementation of a warehouse management system in fiscal 2000 that far exceeded budgeted direct labor costs due to additional training needs. Management believes that the warehouse management system will reduce direct labor costs through operating efficiencies as shown in the fiscal 2001 figures. These savings should increase in subsequent years as the benefits from the system changes are fully realized. Administrative and retail costs have risen over the previous last five years but at a lower rate than revenues. In 1996, administrative and retail costs were 6.22% of sales; in 1999, they were 5.90% of sales. But in fiscal 2000 those costs, although less in dollars because of layoffs resulting from the loss of the Irving account, represent a higher percentage of Company sales due to a 21% drop in sales.

The decrease in interest income to $28,678 in fiscal 2001 from $43,100 in 2000 was due to a reduction in Notes Receivable due from Members.

There was a gain of $29,417 on the sale of property in 2001 as compared to a loss of $96,181 in 2000. The Company recognized a one-time charge for the sale of two former retail sites in 2000.

Interest expense has remained stable for the last five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to members (as contrasted to other lenders) has increased in each of the last four years. Short-term borrowing decreased in fiscal 2001 due to the loss of our largest customer (which carried a substantial accounts receivable balance) and the increase in capital deposits of $34,981. The Company entered into a fixed rate agreement of 8.33% on $2,500,000 in October of 2000 to hedge against rate increases. The Company was able to reduce financing costs for the year by managing the amounts financed at LIBOR plus 175 basis points. The ability to borrow at various interest rates is part of a two-year financing agreement entered into with Fleet Bank in September 2000.

Pre-tax income amounted to $275,838 in fiscal 2001 compared to a loss of ($348,476) in fiscal 2000. The major contributors to this loss in fiscal 2000 were the Y2K conversion and the new warehouse management system.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* 6.58%.

*What is the anticipated gross margin for next year of operations?* Approximately 6.73%.

*If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.*

The 2002 Distributor Productivity and Financial Report prepared by Food Distributors International showed an average gross margin in 2001 for wholesalers with net sales of under $600 million and 9.6%; the average gross margin of all North American Wholesale Grocers Association members in 2001 was 10%.

*50.* *Foreign sales as a percent of total sales for last fiscal year:* 0%. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0%.
*Explain the nature of these sales, including any anticipated changes:*

Not applicable

PART F/S

Attach: 1. Balance sheet as of end of last two fiscal years.

2. Statements of income, cash flows and stockholders' equity for each of the last 2 fiscal years.

# Associated Grocers of Maine, Inc. and Subsidiaries

Audited Consolidated Financial Statements
and Additional Information

*Years Ended March 29, 2002 and March 30, 2001*
*With Independent Auditors' Report*

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

# ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements
and Additional Information

Years Ended March 29, 2002 and March 30, 2001

CONTENTS

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Associated Grocers of Maine, Inc.

We have audited the accompanying consolidated balance sheets of Associated Grocers of Maine, Inc. and Subsidiaries as of March 29, 2002 and March 30, 2001 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Grocers of Maine, Inc. and Subsidiaries as of March 29, 2002 and March 30, 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, for the year ended March 29, 2002.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
May 17, 2002



ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112 · TELEPHONE 207-879-2100 · TELEFAX 207-774-1793 · WWW.BNNCPA.COM
650 ELM STREET, SUITE 302, MANCHESTER, NEW HAMPSHIRE 03101 · TELEPHONE 603-641-6171 · TELEFAX 603-666-0643 · MAIL@BNNCPA.COM

# ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

March 29, 2002 and March 30, 2001

### ASSETS

| | 2002 | 2001 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 752,726 | $ 816,204 |
| Trade accounts receivable (less allowance for doubtful accounts of $196,813 in 2002 and $224,609 in 2001) | 5,299,492 | 4,501,779 |
| Notes receivable – members, current portion | 234,425 | 414,866 |
| Inventories | 7,352,912 | 7,341,868 |
| Inventories – supplies | 144,270 | 85,577 |
| Prepaid expenses | 338,681 | 328,497 |
| Income taxes refundable | – | 266,500 |
| Deferred taxes | 330,000 | 339,000 |
| Total current assets | 14,452,506 | 14,094,291 |
| Property, plant and equipment: | | |
| Land and land improvements | 157,369 | 157,369 |
| Buildings | 6,170,040 | 6,170,039 |
| Automotive equipment | 909,334 | 842,290 |
| Office furniture and equipment | 2,152,878 | 2,107,191 |
| Warehouse equipment and information systems | 5,081,452 | 4,815,887 |
| Retail equipment | 145,853 | 145,853 |
| | 14,616,926 | 14,238,629 |
| Less accumulated depreciation | 8,471,816 | 8,098,042 |
| | 6,145,110 | 6,140,587 |
| Construction in progress | 64,367 | 50,749 |
| | 6,209,477 | 6,191,336 |
| Other assets: | | |
| Notes receivable – members | 343,594 | 219,547 |
| Investments in grocery cooperatives | 262,733 | 183,285 |
| Deferred finance costs, net | 19,002 | 24,189 |
| Other | – | 1,963 |
| | 625,329 | 428,984 |
| Total assets | $ 21,287,312 | $ 20,714,611 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| Current liabilities: | | |
| Bank overdraft | $ 1,084,609 | $ 530,254 |
| Notes payable | 3,654,000 | 3,300,000 |
| Current portion of long-term debt | 45,132 | 41,628 |
| Current portion of obligations under capital lease | 158,484 | 7,018 |
| Accounts payable | 3,760,992 | 4,870,466 |
| Accrued expenses | 1,348,716 | 1,112,643 |
| Total current liabilities | 10,051,933 | 9,862,009 |
| Other liabilities: | | |
| Long-term debt – net of current portion | 616,880 | 662,013 |
| Obligations under capital lease – net of current portion | – | 157,870 |
| Deferred taxes | 243,000 | 173,000 |
| Total other liabilities | 859,880 | 992,883 |
| Capital deposits | 7,759,008 | 7,366,150 |
| Total liabilities | 18,670,821 | 18,221,042 |
| Stockholders' equity: | | |
| Preferred stock – noncumulative; $2,500 par value, authorized – 1,600 shares, issued – 420 shares (427 in 2001) | 1,050,000 | 1,067,500 |
| Preferred stock subscribed, and unissued | 175,000 | 172,500 |
| Common stock – $1,500 par value, authorized – 800 shares, issued – 245 shares (248 in 2001) | 367,500 | 372,000 |
| Paid-in capital | 232,342 | 235,424 |
| Retained earnings | 1,008,649 | 818,645 |
| Accumulated other comprehensive loss | (42,000) | – |
| | 2,791,491 | 2,666,069 |
| Less: subscriptions receivable – preferred stock | 175,000 | 172,500 |
| | 2,616,491 | 2,493,569 |
| Total liabilities and stockholders' equity | $ 21,287,312 | $ 20,714,611 |

See accompanying notes.

## ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended March 29, 2002 and March 30, 2001

| | 2002 | % of Sales | 2001 | % of Sales |
|---|---|---|---|---|
| Sales | $ 137,457,161 | 100.00% | $ 131,579,385 | 100.00% |
| Cost of sales | 129,861,270 | 94.47 | 124,336,232 | 94.49 |
| Gross profit before vendors' discounts | 7,595,891 | 5.53 | 7,243,153 | 5.51 |
| Vendors' discounts | 1,437,637 | 1.05 | 1,454,585 | 1.11 |
| Gross profit | 9,033,528 | 6.58 | 8,697,738 | 6.62 |
| Other operating income: | | | | |
| Service charges | 3,614,971 | 2.63 | 3,764,123 | 2.86 |
| Commission income | 186,699 | .14 | 219,090 | .17 |
| Advertising | 694,712 | .50 | 698,698 | .53 |
| Central billing | 766,023 | .56 | 584,160 | .44 |
| Rental income | 52,500 | .04 | 90,000 | .07 |
| | 5,314,905 | 3.87 | 5,356,071 | 4.07 |
| Operating expenses: | | | | |
| Labor – warehouse, handling and delivery | 2,804,149 | 2.04 | 2,853,468 | 2.17 |
| Trucks and trailers | 1,107,935 | .81 | 1,123,352 | .85 |
| Warehouse | 325,249 | .24 | 359,912 | .27 |
| Depreciation | 504,313 | .37 | 476,980 | .36 |
| Administrative | 8,650,182 | 6.29 | 8,129,938 | 6.18 |
| | 13,391,828 | 9.75 | 12,943,650 | 9.83 |
| Operating income | 956,605 | .70 | 1,110,159 | .86 |
| Other income (expense): | | | | |
| Interest on savings and notes receivable | 27,235 | .02 | 28,678 | .02 |
| Gain on sale of property and equipment | 38,215 | .03 | 29,417 | .02 |
| Miscellaneous | 10,887 | .01 | 15,576 | .01 |
| Interest on members' accounts | (369,635) | (.27) | (521,870) | (.40) |
| Interest – other | (303,016) | (.22) | (386,122) | (.29) |
| | (596,314) | (.43) | (834,321) | (.64) |
| Income before income tax expense | 360,291 | .26 | 275,838 | .22 |
| Income tax expense | (119,662) | (.09) | (148,982) | (.11) |
| Net income | 240,629 | .17% | 126,856 | .11% |
| Other comprehensive loss: | | | | |
| Loss on derivative cash flow hedge | (42,000) | | – | |
| Comprehensive income | $ 198,629 | | $ 126,856 | |
| Basic and diluted earnings per common share | $ 834.42 | | $ 418.67 | |

See accompanying notes.

**ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES**

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 29, 2002 and March 30, 2001

| | Preferred Stock | Preferred Subscribed | Common Stock | Paid-in Capital | Other Compre-hensive Loss | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| Balances at March 31, 2000 | $ 1,082,500 | $ 212,500 | $ 388,500 | $ 245,794 | $ – | $ 722,130 | $2,651,424 |
| Add: | | | | | | | |
| Shares issued: | | | | | | | |
| Preferred stock | 102,500 | – | – | – | – | – | 102,500 |
| Common stock | – | – | 34,500 | 23,621 | – | – | 58,121 |
| Subscriptions: | | | | | | | |
| Preferred stock | – | 87,500 | – | – | – | – | 87,500 |
| Net income | – | – | – | – | – | 126,856 | 126,856 |
| Deduct: | | | | | | | |
| Shares redeemed: | | | | | | | |
| Preferred stock | 117,500 | – | – | – | – | – | 117,500 |
| Common stock | – | – | 51,000 | 33,991 | – | 921 | 85,912 |
| Subscriptions redeemed: | | | | | | | |
| Preferred stock | – | 25,000 | – | – | – | – | 25,000 |
| Subscriptions collected: | | | | | | | |
| Preferred stock | – | 102,500 | – | – | – | – | 102,500 |
| Dividends paid | – | – | – | – | – | 29,420 | 29,420 |
| Balances at March 30, 2001 | 1,067,500 | 172,500 | 372,000 | 235,424 | – | 818,645 | 2,666,069 |
| Add: | | | | | | | |
| Shares issued: | | | | | | | |
| Preferred stock | 75,000 | – | – | – | – | – | 75,000 |
| Common stock | – | – | 30,000 | 20,540 | – | – | 50,540 |
| Subscriptions: | | | | | | | |
| Preferred stock | – | 90,000 | – | – | – | – | 90,000 |
| Net income | – | – | – | – | – | 240,629 | 240,629 |
| Deduct: | | | | | | | |
| Shares redeemed: | | | | | | | |
| Preferred stock | 92,500 | – | – | – | – | – | 92,500 |
| Common stock | – | – | 34,500 | 23,622 | – | – | 58,122 |
| Subscriptions redeemed: | | | | | | | |
| Preferred stock | – | 22,500 | – | – | – | – | 22,500 |
| Subscriptions collected: | | | | | | | |
| Preferred stock | – | 65,000 | – | – | – | – | 65,000 |
| Dividends paid | – | – | – | – | – | 50,625 | 50,625 |
| Other comprehensive loss | – | – | – | – | 42,000 | – | 42,000 |
| Balances at March 29, 2002 | $ 1,050,000 | $ 175,000 | $ 367,500 | $ 232,342 | $ (42,000) | $1,008,649 | $2,791,491 |

See accompanying notes.

## ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 29, 2002 and March 30, 2001

| | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 240,629 | $ 126,856 |
| Adjustments to reconcile net income to net cash (used) provided by operating activities: | | |
| Depreciation | 764,760 | 702,307 |
| Amortization | 5,187 | 10,358 |
| Gain on sale of property, plant and equipment | (38,215) | (29,417) |
| Deferred taxes | 107,000 | 117,000 |
| (Increase) decrease in operating assets: | | |
| Trade accounts receivable | (992,157) | 1,129,926 |
| Inventories | (11,044) | (92,919) |
| Inventories – supplies | (58,693) | 46,035 |
| Prepaid expenses | (10,184) | (54,190) |
| Income taxes refundable | 266,500 | 276,460 |
| Other assets | 1,963 | – |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | (1,109,474) | (493,108) |
| Accrued expenses | 166,073 | (201,020) |
| Net cash (used) provided by operating activities | (667,655) | 1,538,288 |
| Cash flows from investing activities: | | |
| Disbursements on notes receivable members | (337,000) | (466,123) |
| Principal payments received on notes receivable members | 357,879 | 168,170 |
| Proceeds from sale of investments in grocery cooperatives | 40,478 | – |
| Purchase of investments in grocery cooperatives | (119,926) | (152) |
| Proceeds from sale of property and equipment | 38,215 | 47,179 |
| Purchase of property, plant and equipment | (782,901) | (501,906) |
| Net cash used by investing activities | (803,255) | (752,832) |
| Cash flows from financing activities: | | |
| Net borrowings (payments) under line-of-credit agreement and bank overdraft | 908,355 | (593,746) |
| Principal payments on long-term debt | (41,629) | (47,839) |
| Principal payments under capital lease obligation | (6,404) | (5,820) |
| Proceeds from issuance of preferred stock | 4,946 | 102,500 |
| Proceeds from issuance of common stock | 50,540 | 58,121 |
| Redemption of preferred stock | (92,500) | (117,500) |
| Redemption of common stock | (58,122) | (85,912) |
| Deposits to capital deposits | 2,732,455 | 1,779,522 |
| Withdrawals from capital deposits | (2,039,584) | (1,671,234) |
| Dividends paid | (50,625) | (29,420) |
| Net cash provided (used) by financing activities | 1,407,432 | (611,328) |

## ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended March 29, 2002 and March 30, 2001

| | 2002 | 2001 |
|---|---|---|
| Net (decrease) increase in cash and cash equivalents | $ (63,478) | $ 174,128 |
| Cash and cash equivalents at beginning of year | 816,204 | 642,076 |
| Cash and cash equivalents at end of year | $ 752,726 | $ 816,204 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year: | | |
| Interest | $ 793,506 | $ 936,404 |
| Income taxes paid, net of refunds received | (254,235) | 276,500 |

Supplemental disclosure of noncash investing and financing activities:
Capital deposits were applied to trade accounts receivable and notes receivable – members as follows:

| | 2002 | 2001 |
|---|---|---|
| Accounts receivable | $ 194,444 | $ 68,100 |
| Notes receivable | 35,515 | 5,207 |
| | $ 229,959 | $ 73,307 |

During 2002, $90,000 of preferred stock was subscribed. The amount subscribed in 2001 was $87,500.

Additional preferred stock was issued in 2002 upon conversion of $70,054 of capital deposits. $102,500 was issued in 2001.

During 2002, accrued expenses increased $70,000, deferred tax asset increased $28,000 and accumulated other comprehensive loss increased $42,000 as a result of losses on a derivative cash flow hedge.

See accompanying notes.

## 1. Summary of Significant Accounting Policies

*Operations*

Associated Grocers of Maine, Inc. (the Association) is primarily in the business of buying, warehousing, shipping and billing groceries and related products to member stores which, according to the Association's Bylaws, are also stockholders of the Association. The Bylaws allow the Association to sell to nonmember stores, but only in such a way that a competitive advantage to the members is preserved. The Association operates throughout Maine, New Hampshire, Massachusetts and Vermont.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Fiscal Year*

The Association conducts its business on a 52-53 week year. The years ended March 29, 2002 and March 30, 2001 each contained 52 weeks.

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Association and its wholly-owned subsidiaries, Allied Insurance Agency of Maine, Inc. and A.G. Development Corp. All intercompany accounts and transactions have been eliminated in consolidation. Allied Insurance Agency of Maine, Inc. was formed to sell insurance to member-retailers, nonmembers and to the Association. A.G. Development Corp. was created as a separate entity for the purpose of owning, buying, renting and leasing retail grocery businesses, real estate, buildings, equipment, etc.

*Inventories*

Inventories which consist of groceries and related products are valued at the lower of cost or market, with cost determined on a first-in, first-out method.

*Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line and accelerated methods over the respective useful lives.

*Advertising*

Advertising costs are charged to operations when incurred and approximated $112,000 and $66,000 for 2002 and 2001, respectively.

## 1. Summary of Significant Accounting Policies (Continued)

*Deferred Finance Costs*

Costs incurred in connection with obtaining debt are being amortized over the life of the respective loan on a straight-line method.

*Pension Plan*

The Association has a deferred savings plan that covers substantially all the Association's non-union employees. The Association also contributes on behalf of its union employees to a union pension plan pursuant to a collectively bargained agreement. The Association's policy is to accrue pension costs as incurred.

*Income Taxes*

Income taxes are provided for based on financial statement income. Deferred income taxes arise from temporary differences in the bases of assets and liabilities for financial reporting and tax purposes. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. Deferred assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. The Association files a consolidated tax return which includes the income or losses for its subsidiaries.

*Earnings per Share*

Basic and diluted earnings per share (EPS) are computed based on the weighted average number of common shares outstanding. The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computation for the year ended:

| | March 29, 2002 | | | March 30, 2001 | | |
|---|---|---|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per-Share Amount | Income (Numerator) | Shares (Denominator) | Per-Share Amount |
| Net income | $240,629 | – | $ – | $ 126,856 | – | $ – |
| Preferred stock – dividend | 32,025 | – | – | 21,350 | – | – |
| Basic and diluted EPS | $208,604 | 250 | $ 834.42 | $ 105,506 | 252 | $ 418.67 |

The Association's calculation for basic and diluted EPS is the same, as there are no options or convertible securities outstanding.

*Statements of Cash Flows*

For purposes of the statements of cash flows, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

1. **Summary of Significant Accounting Policies (Continued)**

*Interest Rate Swap Agreement*

The Financial Accounting Standards Board (FASB) issued Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement, effective for the Company in the year ended March 29, 2002, requires that the Company record as an asset or liability the fair value of the interest rate swap agreement described in note 5. This statement also stipulates the criteria necessary for the interest rate swap agreement to qualify for cash flow hedge accounting. The effective portion of gains or losses under cash flow hedge accounting is reported as a component of equity in accumulated other comprehensive income (loss). During 2002, the Company used cash flow hedge accounting to account for the interest rate swap agreement. The Company determined that the interest rate swap is highly effective in hedging its exposure to variable interest rates on its debt.

As of March 29, 2002, the Company has a liability of $70,000 as a result of the interest rate swap agreement, which has been included in accrued expenses. The fair value on the interest rate swap agreement at March 29, 2002 of $70,000 less the related income tax effect of $28,000 has been recorded as a component of comprehensive income. The impact of adoption of this statement as of the beginning of fiscal 2002 is treated as a cumulative effect of an accounting change and consisted of the fair value of the agreement at that date, a liability of $83,000, less income tax effects of $23,000.

| | |
|---|---|
| Cumulative effect of change in accounting for derivatives | $ 50,000 |
| Change in fair value of derivative, net of tax | (8,000) |
| Other comprehensive loss | $ 42,000 |

*Reclassification*

Certain items in the 2001 financial statements have been reclassified to enhance comparison to the 2002 financial statements.

2. **Cash**

The Association maintains its cash accounts in four commercial banks. Accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, the Association has cash on deposit in excess of the FDIC coverage. The Association had $1,240,177 on deposit in excess of FDIC coverage at March 29, 2002.

3. **Notes Receivable – Members**

The Association has notes receivable with some members. The majority of these notes are secured. Interest rates on the notes at March 29, 2002 range from 5.25% to 6.75% (March 30, 2001 range from 6.25% to 10%).

3. Notes Receivable – Members (Continued)

The composition of notes receivable was as follows:

| | 2002 | 2001 |
|---|---|---|
| Notes receivable | $578,019 | $634,413 |
| Less: current portion | 234,425 | 414,866 |
| | $343,594 | $219,547 |

4. Investments In Grocery Cooperatives

The Association owned 2,942 Class C stock shares and 576 Class A stock shares at March 29, 2002 and March 30, 2001, respectively, in Associated Wholesalers, Inc., a grocery and health and beauty care distribution cooperative based in Pennsylvania. The Association owned 177,906 and 229 shares at March 29, 2002 and March 30, 2001, respectively, of nonvoting common stock in Western Family Holding Company, the parent organization to Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These shares of Associated Wholesalers, Inc. and Western Family Holding Company are non-trading securities and carried at cost for financial statement purposes. Investments in grocery cooperatives are as follows:

| | 2002 | 2001 |
|---|---|---|
| Associated Wholesalers, Inc. | $ 80,956 | $121,434 |
| Western Family Holding Company | 178,005 | 59,042 |
| Other grocery cooperatives | 3,772 | 2,809 |
| | $262,733 | $183,285 |

5. Notes Payable

The notes payable were as follows:

| | 2002 | 2001 |
|---|---|---|
| Fleet Bank: | | |
| $6,000,000 line of credit with interest rates at London Interbank Offered Rate (LIBOR) plus 175 basis points for base borrowing (3.596% and 6.185% at March 29, 2002 and March 30, 2001) and Fleet Bank of Maine's prime lending rate for borrowings in excess of $3,500,000 (4.75% and 8.75% at March 29, 2002 and March 30, 2001, respectively), maturing September 30, 2002, secured by all corporate assets | $3,654,000 | $3,300,000 |

## 5. Notes Payable (Continued)

The Company entered into an interest rate swap agreement which effectively converts a portion of its variable rate LIBOR debt to fixed rate debt, as follows:

| | | |
|---|---|---|
| Notional amount | $2,500,000 | $2,500,000 |
| Interest payable – fixed rate | 8.33% | 8.33% |
| Expiration date | 09/30/02 | 09/30/02 |
| Fair value of swap – liability | $ 70,000 | $ 83,000 |

The interest swap agreement stipulates that additional payments by the Association will be required if the agreement is terminated under certain circumstances. No provision has been made for these payments since termination of the agreement by the Association is unlikely.

The Association is exposed to credit loss (equal to amounts receivable under the contracts, not the notional amount) in the event of nonperformance by the other parties to the interest rate swap. However, the Association does not anticipate nonperformance by any counter party. The Association does not obtain collateral from the counter parties to interest rate swap agreements. The swap agreement terminates September 2002.

The Association also has a revolving term loan in the amount of $2,000,000 for the purpose of relending to member stores. There was no outstanding balance as of March 29, 2002 and March 30, 2001.

*Restrictive Covenants*

The loan agreement relating to the Fleet Bank revolving term loan contains various covenants pertaining to maintenance of net worth with various financial ratios, capital expenditures, and other reporting requirements. As of March 29, 2002, the Association was in compliance with these covenants.

## 6. Long-Term Debt

Long-term debt was as follows:

| | 2002 | 2001 |
|---|---|---|
| City of Gardiner, Maine: | | |
| Urban Development Action Grant – secured by land, buildings, fixtures and equipment, interest rate 8% | $655,865 | $694,267 |
| Secured by a vehicle, interest rate 10% | 6,147 | 9,374 |
| | 662,012 | 703,641 |
| Less: current portion | 45,132 | 41,628 |
| | $616,880 | $662,013 |

## 6. Long-Term Debt (Continued)

Maturities of long-term debt are as follows:

| | |
|---|---|
| 2003 | $ 45,132 |
| 2004 | 47,580 |
| 2005 | 48,705 |
| 2006 | 520,595 |

## 7. Leases

The Association leases a retail grocery store under a capital lease with a term of twelve years. The Association exercised its sublet rights under this lease and assigned all rights to a third party. This lease was terminated in April 2002 along with the related sublease.

In connection with the sublease noted above the Association was the lessor of retail equipment under an operating lease that was also terminated in April 2002. The net book value of the property leased was $5,698 as of March 29, 2002. There was no material loss on the termination of this lease.

The Association leases automotive equipment, computer and office equipment under operating leases with various terms. Rent expense approximated $948,000 for 2002 and $710,000 for 2001. The future minimum rental payments required under operating leases are as follows:

| | |
|---|---|
| 2003 | $ 650,000 |
| 2004 | 581,000 |
| 2005 | 490,000 |
| 2006 | 400,000 |
| 2007 | 363,000 |
| Thereafter | 535,000 |
| Total minimum future rentals | $3,019,000 |

The automotive equipment leases contain requirements for possible additional mileage surcharges in addition to the amounts disclosed above. A portion of the lease payments for automotive equipment include payments for repairs and maintenance.

In connection with a member store's lease obligation on retail building and equipment located in Skowhegan, Maine, the Association guarantees rental payments to a third party for $65,000 per year until 2006.

## 8. Capital Deposits

In order to assure the Association of working capital and to provide security for credit extended to stockholders, each stockholder is required to invest in "capital deposits" of the Association to the extent of the member's capital deposit factor. The capital deposit factor is based upon three times each store's average total weekly purchases from the preceding year, up to $50,000 per store. Every member store is required to pay into its capital deposit account a minimum of 1% of its total purchases until such time that the store's capital deposit factor has been met.

For the years ended March 29, 2002 and March 30, 2001, interest was paid at the rate of 5.25% and 6.25%, respectively, on the member's capital deposit factor after attaining one week's average weekly purchases, and at the average prime rate less 1% and .75% for the years ended March 29, 2002 and March 30, 2001, respectively, or the capital deposit factor rate (whichever is higher) for amounts in excess of the member's capital deposit factor (certificates of capital deposits).

If a stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Association, his/her capital deposits become payable upon demand, with actual payment made approximately six weeks from the date of demand due to administrative requirements.

Detail of capital deposits was as follows:

| | 2002 | 2001 |
|---|---|---|
| Capital deposits | $7,400,545 | $7,015,895 |
| Certificates of capital deposits, one-year term, rates of 5.25% to 7% in 2002 and 9.5% in 2001 | 358,463 | 350,255 |
| | $7,759,008 | $7,366,150 |

## 9. Stockholders' Equity

A requirement of the Association is that the preferred and common stock of Associated Grocers of Maine, Inc. owned by each member be pledged to the Association for security of that member's accounts receivable. Upon termination of a membership, the stockholder is required to resell his/her stock to the Association. The members are required to purchase one share of Class A stock upon joining the organization at a par value of $1,500 and an additional $1,027 of paid in capital.

The Association authorized 1,600 shares of Class B, nonvoting, preferred stock at a par value of $2,500 each with a noncumulative dividend preference not to exceed 12%. Any dividends on all stock may be applied to the member's capital deposit account.

Members are required to purchase two shares of the Class B stock. Members have the option of purchasing the stock outright or may have funds transferred from their capital deposit accounts. If funds are transferred from the capital deposit accounts, members are required to replenish their accounts up to their factors by weekly payments equal to 1% of their purchases.

As of March 29, 2002, 70 shares of preferred stock were subscribed by member-stores in the amount of $175,000 (69 shares in the amount of $172,500 at March 30, 2001).

## 10. Benefit Plans

*Union*

The Association's defined contribution plan for the union requires a $1.14 per hour contribution for employees in 2002 and 2001 (not to exceed 40 hours per week), respectively.

*Non-union*

The Association has a deferred savings 401(k), plan, which covers eligible non-union employees. The Association will match up to the first 3.5% of the employee contribution.

Pension expense for 2002 and 2001 was as follows:

| | 2002 | 2001 |
|---|---|---|
| Union | $197,103 | $212,640 |
| Non-union | 99,450 | 70,476 |
| | $296,553 | $283,116 |

## 11. Income Taxes

Income tax expense (benefit) was as follows:

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Current | Deferred | Total | Current | Deferred | Total |
| Federal | $16,259 | $ 86,000 | $102,259 | $25,682 | $ 99,000 | $124,682 |
| State | (3,597) | 21,000 | 17,403 | 6,300 | 18,000 | 24,300 |
| | $12,662 | $107,000 | $119,662 | $31,982 | $117,000 | $148,982 |

The Association's effective income tax rate is different than would be expected if the federal statutory rate was applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

## 11. Income Taxes (Continued)

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Association's effective rate is as follows:

| | 2002 | 2001 |
|---|---|---|
| Computed tax at the expected statutory rate | $122,500 | $ 93,750 |
| State taxes, net of federal benefits | 11,500 | 16,038 |
| Other | (14,338) | 39,194 |
| | $119,662 | $ 148,982 |

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and are attributable to the following:

| | 2002 | 2001 |
|---|---|---|
| Deferred tax asset: | | |
| Trade accounts receivable and notes receivable | $ 78,000 | $ 91,000 |
| Inventories | 94,000 | 79,000 |
| Accrued compensated absences | 130,000 | 134,000 |
| Interest rate swap | 28,000 | – |
| Net operating loss carryforward | – | 35,000 |
| Total gross deferred tax asset | 330,000 | 339,000 |
| Deferred tax liabilities: | | |
| Depreciation | (243,000) | (173,000) |
| Net deferred tax asset | $ 87,000 | $ 166,000 |

The net deferred tax assets (liability) in the accompanying balance sheets consist of the following components:

| | 2002 | 2001 |
|---|---|---|
| Deferred tax assets – current | $ 330,000 | $ 339,000 |
| Deferred tax liability – noncurrent | (243,000) | (173,000) |
| Net deferred tax liability | $ 87,000 | $ 166,000 |

## 11. Income Taxes (Continued)

Management of the Association believes it is more likely than not that the deferred tax asset can be realized through the Association's ability to generate taxable income in the future. Therefore no valuation allowance is necessary on March 29, 2002 and March 30, 2001.

## 12. Related Party Transactions

*Board of Directors*

Directors fees and travel reimbursement paid to the Board of Directors amounted to approximately $65,000 and $108,000 for the years ended March 29, 2002 and March 30, 2001, respectively.

## 13. Segment Reporting

The Association has addressed the reporting requirements under Financial Accounting Standards Statements (FASB) No. 131, *Disclosures about Segments of an Enterprise*, and related information and has classified its operations into three reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, distribution and service strategies. Reportable segments are as follows:

| 2002 | A.G. 1 | Allied 2 | Development 3 | Eliminations | Total |
|---|---|---|---|---|---|
| External: | | | | | |
| Sales | $ 137,457,161 | $ – | $ – | $ – | $ 137,457,161 |
| Service Charges | 3,607,963 | 15,048 | – | (8,040) | 3,614,971 |
| Commission income | – | 234,588 | – | (47,889) | 186,699 |
| Advertising | 694,712 | – | – | – | 694,712 |
| Central billing | 766,023 | – | – | – | 766,023 |
| Rental income | – | – | 52,500 | – | 52,500 |
| Intersegment revenue | – | 55,929 | – | (55,929) | – |
| Interest expense | 663,653 | – | 17,038 | (8,040) | 672,651 |
| Depreciation and amortization | 742,588 | 5,660 | 21,699 | – | 769,947 |
| Profit (loss) | 240,629 | 50,325 | (17,759) | (32,566) | 240,629 |
| Assets | 21,565,555 | 929,321 | 254,287 | (1,461,851) | 21,287,312 |
| Expenditures for long-lived assets | 763,750 | 19,151 | – | – | 782,901 |

## 13. Segment Reporting (Continued)

2001

| | | | | | |
|---|---|---|---|---|---|
| External: | | | | | |
| Sales | $ 131,579,385 | $ – | $ – | $ – | $ 131,579,385 |
| Service Charges | 3,757,353 | 14,806 | – | (8,040) | 3,764,119 |
| Commission income | – | 270,627 | – | (51,537) | 219,090 |
| Advertising | 698,698 | – | – | – | 698,698 |
| Central billing | 584,161 | – | – | – | 584,161 |
| Rental income | – | – | 90,000 | – | 90,000 |
| Intersegment revenue | – | 59,577 | – | (59,577) | – |
| Interest expense | 897,796 | – | 18,236 | (8,040) | 907,992 |
| Depreciation and amortization | 681,904 | 5,400 | 25,361 | – | 712,665 |
| Profit (loss) | 126,856 | 56,190 | (21,113) | (35,077) | 126,856 |
| Assets | 21,010,411 | 903,519 | 279,760 | (1,479,079) | 20,714,611 |
| Expenditures for long-lived assets | 501,906 | – | – | – | 501,906 |

Reportable segment 1 consists of Associated Grocers of Maine, which primarily derives its revenue from the wholesale distribution of groceries. Segment 2 consists of Allied Insurance Agency of Maine, Inc., which derives its commission revenues from sales of insurance to member stores and others. Segment 3 consists of A.G. Development Corp., which leases retail grocery store property and equipment. The accounting policies applied by each of the segments are the same as those used by the Association.

## 14. Subsequent Event

On May 21, 2002, the Board of Directors declared a $75 per share cash dividend to preferred and common stockholders payable on June 19, 2002 to stockholders of record on March 29, 2001. Total amount of dividends to be paid approximates $49,875.

## 15. Certain Significant Risks and Uncertainties

All of the Association's truck drivers, warehousemen and helpers are covered by a union contract that expired on August 31, 2001. The Association is currently in negotiations with the union to renew their contract. Although management believes that it will not occur, it is possible that an extended work stoppage could occur.

## 16. Fair Value of Financial Instruments

The Association's financial instruments, other than long-term debt, consist of cash and cash equivalents, receivables and payables, all of which have fair values substantially equal to carrying values due to their short-term nature. The fair value of the Company's long-term debt also approximates its carrying value. The fair value of the interest rate swap agreement is discussed in note 5.

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING AND ADDITIONAL INFORMATION

The Board of Directors
Associated Grocers of Maine, Inc.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies and is not a required part of the basic consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine
May 17, 2002



One Hundred Middle Street, P.O. Box 507, Portland, Maine 04112 • Telephone 207-879-2100 • Telefax 207-774-1793 • www.bnncpa.com
650 Elm Street, Suite 302, Manchester, New Hampshire 03101 • Telephone 603-641-6171 • Telefax 603-666-0643 • mail@bnncpa.com

# ADDITIONAL INFORMATION

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 29, 2002 with Comparative Information for March 30, 2001

## ASSETS

| | Consolidating | | |
|---|---|---|---|
| | Associated Grocers | Allied Insurance Agency | A.G. Development Corp. |
| Current assets: | | | |
| Cash and cash equivalents | $ 346,228 | $ 388,666 | $ 17,832 |
| Trade accounts receivable(less allowance for doubtful accounts of $196,813 in 2002 and $224,609 in 2001) | 5,275,471 | 89,142 | – |
| Accounts receivable – affiliate | 154,966 | 429,824 | – |
| Notes receivable – members, current portion | 234,425 | – | – |
| Inventories | 7,352,912 | – | – |
| Inventories – supplies | 144,270 | – | – |
| Prepaid expenses | 331,223 | 6,066 | 1,392 |
| Income taxes refundable | – | – | – |
| Deferred taxes | 330,000 | – | – |
| Total current assets | 14,169,495 | 913,698 | 19,224 |
| Property, plant and equipment: | | | |
| Land and land improvements | 157,369 | – | – |
| Buildings | 5,824,870 | – | 345,170 |
| Automotive equipment | 909,334 | – | – |
| Office furniture and equipment | 2,060,089 | 92,789 | – |
| Warehouse equipment and information systems | 5,081,452 | – | – |
| Retail equipment | – | – | 145,853 |
| | 14,033,114 | 92,789 | 491,023 |
| Less accumulated depreciation | (8,138,690) | (77,166) | (255,960) |
| | 5,894,424 | 15,623 | 235,063 |
| Construction in progress | 64,367 | – | – |
| | 5,958,791 | 15,623 | 235,063 |
| Other assets: | | | |
| Notes receivable | 343,594 | – | – |
| Investment with grocery cooperatives | 262,733 | – | – |
| Deferred finance costs, net | 19,002 | – | – |
| Other | – | – | – |
| Investment in subsidiaries | 811,940 | – | – |
| | 1,437,269 | – | – |
| Total assets | $ 21,565,555 | $ 929,321 | $ 254,287 |

SCHEDULE 1

| Information | Consolidated | |
|---|---|---|
| Elimination | 2002 | 2001 |
| $ – | $ 752,726 | $ 816,204 |
| (65,121) | 5,299,492 | 4,501,779 |
| (584,790) | – | – |
| – | 234,425 | 414,866 |
| – | 7,352,912 | 7,341,868 |
| – | 144,270 | 85,577 |
| – | 338,681 | 328,497 |
| – | – | 266,500 |
| – | 330,000 | 339,000 |
| (649,911) | 14,452,506 | 14,094,291 |
| – | 157,369 | 157,369 |
| – | 6,170,040 | 6,170,039 |
| – | 909,334 | 842,290 |
| – | 2,152,878 | 2,107,191 |
| – | 5,081,452 | 4,815,887 |
| – | 145,853 | 145,853 |
| – | 14,616,926 | 14,238,629 |
| – | (8,471,816) | (8,098,042) |
| – | 6,145,110 | 6,140,587 |
| – | 64,367 | 50,749 |
| | 6,209,477 | 6,191,336 |
| – | 343,594 | 219,547 |
| – | 262,733 | 183,285 |
| – | 19,002 | 24,189 |
| – | – | 1,963 |
| (811,940) | – | – |
| (811,940) | 625,329 | 428,984 |
| $ (1,461,851) | $ 21,287,312 | $ 20,714,611 |

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 29, 2002 with Comparative Information for March 30, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

| | Consolidating | | |
|---|---|---|---|
| | Associated Grocers | Allied Insurance Agency | A.G. Development Corp. |
| Current liabilities: | | | |
| Bank overdraft | $ 1,084,609 | $ – | $ – |
| Notes payable | 3,654,000 | – | – |
| Current portion of long-term debt | 45,132 | – | – |
| Current portion of obligations under capital lease | – | – | 158,484 |
| Accounts payable | 4,197,719 | 58,218 | – |
| Accrued expenses | 1,348,716 | – | – |
| Total current liabilities | 10,330,176 | 58,218 | 158,484 |
| Other liabilities: | | | |
| Long-term debt – net of current portion | 616,880 | – | – |
| Obligation under capital lease – net of current portion | – | – | 154,966 |
| Deferred taxes | 243,000 | – | – |
| | 859,880 | – | 154,966 |
| Capital deposits | 7,759,008 | – | – |
| Total liabilities | 18,949,064 | 58,218 | 313,450 |
| Stockholders' Equity: | | | |
| Preferred stock – noncumulative; $2,500 par value, authorized – 1,600 shares, issued – 420 shares (427 in 2001) | 1,050,000 | – | – |
| Preferred stock subscribed | 175,000 | – | – |
| Common stock – $1,500 par value, authorized – 800 shares, issued – 245 shares (248 in 2001) | 367,500 | 10,000 | – |
| Paid-in capital | 232,342 | – | 188,739 |
| Retained earnings (deficit) | 1,008,649 | 861,103 | (247,902) |
| Accumulated other comprehensive loss | (42,000) | – | – |
| | 2,791,491 | 871,103 | (59,163) |
| Less: subscriptions receivable – preferred stock | 175,000 | – | – |
| | 2,616,491 | 871,103 | (59,163) |
| Total liabilities and stockholders' equity | $ 21,565,555 | $ 929,321 | $ 254,287 |

SCHEDULE 1
(CONTINUED)

| Information | Consolidated | |
|---|---|---|
| Elimination | 2002 | 2001 |
| $ – | $ 1,084,609 | $ 530,254 |
| – | 3,654,000 | 3,300,000 |
| – | 45,132 | 41,628 |
| – | 158,484 | 7,018 |
| (494,945) | 3,760,992 | 4,870,466 |
| – | 1,348,716 | 1,112,643 |
| (494,945) | 10,051,933 | 9,862,009 |
| – | 616,880 | 662,013 |
| (154,966) | – | 157,870 |
| – | 243,000 | 173,000 |
| (154,966) | 859,880 | 992,883 |
| – | 7,759,008 | 7,366,150 |
| (649,911) | 18,670,821 | 18,221,042 |
| – | 1,050,000 | 1,067,500 |
| – | 175,000 | 172,500 |
| (10,000) | 367,500 | 372,000 |
| (188,739) | 232,342 | 235,424 |
| (613,201) | 1,008,649 | 818,645 |
| – | (42,000) | – |
| (811,940) | 2,791,491 | 2,666,069 |
| – | 175,000 | 172,500 |
| (811,940) | 2,616,491 | 2,493,569 |
| $ (1,461,851) | $ 21,287,312 | $ 20,714,611 |

## ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

### CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

March 29, 2002 with Comparative Information for March 30, 2001

| | Consolidating | | |
|---|---|---|---|
| | Associated Grocers | Allied Insurance Agency | A.G. Development Corp. |
| Sales | $ 137,457,161 | $ – | $ – |
| Cost of sales | 129,861,270 | – | – |
| Gross profit before vendors' discounts | 7,595,891 | – | – |
| Vendors' discounts | 1,437,637 | – | – |
| Gross profit | 9,033,528 | – | – |
| Other operating income: | | | |
| Service charges | 3,607,963 | 15,048 | – |
| Commission income | – | 234,588 | – |
| Advertising | 694,712 | – | – |
| Central billing | 766,023 | – | – |
| Rental income | – | – | 52,500 |
| | 5,068,698 | 249,636 | 52,500 |
| Operating expenses: | | | |
| Labor – warehouse, handling and delivery | 2,804,149 | – | – |
| Trucks and trailers | 1,107,935 | – | – |
| Warehouse | 325,249 | – | – |
| Depreciation | 476,954 | 5,660 | 21,699 |
| Administrative | 8,470,991 | 193,651 | 33,429 |
| | 13,185,278 | 199,311 | 55,128 |
| Operating income (loss) | 916,948 | 50,325 | (2,628) |
| Other income (expense): | | | |
| Interest on savings and notes receivable | 27,235 | – | – |
| Gain on sale of property and equipment | 38,215 | – | – |
| Miscellaneous | 8,980 | – | 1,907 |
| Interest on members' accounts | (369,635) | – | – |
| Interest – other | (294,018) | – | (17,038) |
| | (589,223) | – | (15,131) |
| Income (loss) before income taxes and equity in income (loss) of subsidiaries | 327,725 | 50,325 | (17,759) |
| Income taxes | (119,662) | – | – |
| Income (loss) before equity in income (loss) of subsidiaries | 208,063 | 50,325 | (17,759) |
| Equity in income (loss) of subsidiaries | 32,566 | – | – |
| Net income (loss) | 240,629 | 50,325 | (17,759) |
| Other comprehensive loss: | | | |
| Loss on derivative cash flow hedge | (42,000) | – | – |
| Comprehensive income | $ 198,629 | $ 50,325 | $ (17,759) |

SCHEDULE 2

| Information | Consolidated | |
|---|---|---|
| Elimination | 2002 | 2001 |
| $ – | $ 137,457,161 | $ 131,579,385 |
| – | 129,861,270 | 124,336,232 |
| – | 7,595,891 | 7,243,153 |
| – | 1,437,637 | 1,454,585 |
| – | 9,033,528 | 8,697,738 |
| (8,040) | 3,614,971 | 3,764,123 |
| (47,889) | 186,699 | 219,090 |
| – | 694,712 | 698,698 |
| – | 766,023 | 584,160 |
| – | 52,500 | 90,000 |
| (55,929) | 5,314,905 | 5,356,071 |
| – | 2,804,149 | 2,853,468 |
| – | 1,107,935 | 1,123,352 |
| – | 325,249 | 359,912 |
| – | 504,313 | 476,980 |
| (47,889) | 8,650,182 | 8,129,938 |
| (47,889) | 13,391,828 | 12,943,650 |
| (8,040) | 956,605 | 1,110,159 |
| – | 27,235 | 28,678 |
| – | 38,215 | 29,417 |
| – | 10,887 | 15,576 |
| – | (369,635) | (521,870) |
| 8,040 | (303,016) | (386,122) |
| 8,040 | (596,314) | (834,321) |
| – | 360,291 | 275,838 |
| – | (119,662) | (148,982) |
| – | 240,629 | 126,856 |
| (32,566) | – | – |
| (32,566) | 240,629 | 126,856 |
| – | (42,000) | – |
| $ (32,566) | $ 198,629 | $ 126,856 |

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF STOCKHOLDERS' EQUITY

March 29, 2002 and March 30, 2001

| | Consolidating | | | | | |
|---|---|---|---|---|---|---|
| | Associated Grocers | | | | | |
| | Preferred Stock | Preferred Stock Subscribed | Common Stock | Paid-In Capital | Other Compre-hensive Income | Retained Earnings |
| Balance, March 31, 2000 | $ 1,082,500 | $ 212,500 | $ 388,500 | $ 245,794 | $ – | $ 722,130 |
| Add: | | | | | | |
| Shares issued: | | | | | | |
| Preferred stock | 102,500 | – | – | – | – | – |
| Common stock | – | – | 34,500 | 23,621 | – | – |
| Subscriptions: | | | | | | |
| Preferred stock | – | 87,500 | – | – | – | – |
| Net income (loss) | – | – | – | – | – | 126,856 |
| Deduct: | | | | | | |
| Shares redeemed: | | | | | | |
| Preferred stock | 117,500 | – | – | – | – | – |
| Common stock | – | – | 51,000 | 33,991 | – | 921 |
| Subscriptions redeemed: | | | | | | |
| Preferred stock | – | 25,000 | – | – | – | – |
| Subscriptions collected: | | | | | | |
| Preferred stock | – | 102,500 | – | – | – | – |
| Dividends paid | – | – | – | – | – | 29,420 |
| Balance, March 30, 2001 | 1,067,500 | 172,500 | 372,000 | 235,424 | – | 818,645 |
| Add: | | | | | | |
| Shares issued: | | | | | | |
| Preferred stock | 75,000 | – | – | – | – | – |
| Common stock | – | – | 30,000 | 20,540 | – | – |
| Subscriptions: | | | | | | |
| Preferred stock | – | 90,000 | – | – | – | – |
| Net income (loss) | – | – | – | – | – | 240,629 |
| Deduct: | | | | | | |
| Shares redeemed: | | | | | | |
| Preferred stock | 92,500 | – | – | – | – | – |
| Common stock | – | – | 34,500 | 23,622 | – | – |
| Subscriptions redeemed: | | | | | | |
| Preferred stock | – | 22,500 | – | – | – | – |
| Subscriptions collected: | | | | | | |
| Preferred stock | – | 65,000 | – | – | – | – |
| Dividends paid | – | – | – | – | – | 50,625 |
| Write-off of retained earnings | – | – | – | – | – | – |
| Other comprehensive loss | – | – | – | – | 42,000 | – |
| Balance, March 29, 2002 | $ 1,050,000 | $ 175,000 | $ 367,500 | $ 232,342 | $ (42,000) | $ 1,008,649 |

| Information | | | | |
|---|---|---|---|---|
| Allied Insurance Agency | | A. G. Development Corp. | | |
| Common Stock | Retained Earnings | Common Stock | Paid-In Capital | Retained Earnings (Deficit) |
| $ 10,000 | $ 754,488 | $ 10,000 | $ 286,790 | $ (1,361,633) |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | – |
| – | 56,190 | – | – | (21,113) |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | – |
| 10,000 | 810,678 | 10,000 | 286,790 | (1,382,746) |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | – |
| – | 50,425 | – | – | (17,759) |
| – | – | – | – | – |
| – | – | 10,000 | 98,051 | – |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | – |
| – | – | – | – | (1,152,603) |
| – | – | – | – | – |
| $ 10,000 | $ 861,103 | $ – | $ 188,739 | $ (247,902) |

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF STOCKHOLDERS' EQUITY

March 29, 2002 and March 30, 2001

| | Consolidating Information | | | |
|---|---|---|---|---|
| | Eliminations | | | |
| | Preferred Stock | Common Stock | Paid-In Capital | Retained Earnings (Deficit) |
| Balance, March 31, 2000 | $ – | $ (20,000) | $ (286,790) | $ 607,145 |
| Add: | | | | |
| Shares issued: | | | | |
| Preferred stock | – | – | – | – |
| Common stock | – | – | – | – |
| Subscriptions: | | | | |
| Preferred stock | – | – | – | – |
| Net income (loss) | – | – | – | (35,077) |
| Deduct: | | | | |
| Shares redeemed: | | | | |
| Preferred stock | – | – | – | – |
| Common stock | – | – | – | – |
| Subscriptions redeemed: | | | | |
| Preferred stock | – | – | – | – |
| Subscriptions collected: | | | | |
| Preferred stock | – | – | – | – |
| Dividends paid | – | – | – | – |
| Balance, March 30, 2001 | – | (20,000) | (286,790) | 572,068 |
| Add: | | | | |
| Shares issued: | | | | |
| Preferred stock | – | – | – | – |
| Common stock | – | – | – | – |
| Subscriptions: | | | | |
| Preferred stock | – | – | – | – |
| Net income (loss) | – | – | – | (32,666) |
| Deduct: | | | | |
| Shares redeemed: | | | | |
| Preferred stock | – | – | – | – |
| Common stock | – | (10,000) | (98,051) | – |
| Subscriptions redeemed: | | | | |
| Preferred stock | – | – | – | – |
| Subscriptions collected: | | | | |
| Preferred stock | – | – | – | – |
| Dividends paid | – | – | – | – |
| Write-off of retained earnings | – | – | – | 1,152,603 |
| Other comprehensive loss | – | – | – | – |
| Balance, March 29, 2002 | $ – | $ (10,000) | $ (188,739) | $ (613,201) |

Consolidated

| Preferred Stock | Preferred Stock Subscribed | Common Stock | Paid-In Capital | Other Comprehensive Income | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| $ 1,082,500 | $ 212,500 | $ 388,500 | $ 245,794 | $ – | $ 722,130 | $ 2,651,424 |
| 102,500 | – | – | – | – | – | 102,500 |
| – | – | 34,500 | 23,621 | – | – | 58,121 |
| – | 87,500 | – | – | – | – | 87,500 |
| – | – | – | – | – | 126,856 | 126,856 |
| 117,500 | – | – | – | – | – | 117,500 |
| – | – | 51,000 | 33,991 | – | 921 | 85,912 |
| – | 25,000 | – | – | – | – | 25,000 |
| – | 102,500 | – | – | – | – | 102,500 |
| – | – | – | – | – | 29,420 | 29,420 |
| 1,067,500 | 172,500 | 372,000 | 235,424 | – | 818,645 | 2,666,069 |
| 75,000 | – | – | – | – | – | 75,000 |
| – | – | 30,000 | 20,540 | – | – | 50,540 |
| – | 90,000 | – | – | – | – | 90,000 |
| – | – | – | – | – | 240,629 | 240,629 |
| 92,500 | – | – | – | – | – | 92,500 |
| – | – | 34,500 | 23,622 | – | – | 58,122 |
| – | 22,500 | – | – | – | – | 22,500 |
| – | 65,000 | – | – | – | – | 65,000 |
| – | – | – | – | – | 50,625 | 50,625 |
| – | – | – | – | – | – | – |
| – | – | – | – | 42,000 | – | 42,000 |
| $ 1,050,000 | $ 175,000 | $ 367,500 | $ 232,342 | $ (42,000) | $ 1,008,649 | $ 2,791,491 |

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING SCHEDULE OF ADMINISTRATIVE EXPENSES

March 29, 2002 with Comparative Information for March 30, 2001

| | Consolidating | | |
|---|---|---|---|
| | Associated Grocers | Allied Insurance Agency | A.G. Development Corp. |
| Administrative and office salaries | $ 3,254,346 | $ 104,008 | $ – |
| Data processing salaries | 271,476 | – | – |
| Commission expense | – | 16,158 | – |
| Janitorial expense | 57,336 | – | – |
| Supplies | 224,553 | 14,272 | – |
| Insurance | 1,651,307 | 24,456 | 1,357 |
| Heat | 17,646 | – | – |
| Telephone | 129,867 | – | – |
| Lights and water | 384,194 | – | 1,199 |
| Payroll taxes | 516,663 | 9,428 | – |
| Municipal and other taxes | 220,440 | 293 | 5,873 |
| Rent | 130,653 | – | 25,000 |
| Maintenance and repairs | 30,735 | – | – |
| Travel and entertainment | 241,443 | 2,102 | – |
| Professional | 299,154 | 4,200 | – |
| Depreciation of office equipment and software | 260,446 | – | – |
| Amortization | 5,187 | – | – |
| Union pension plan | 197,103 | – | – |
| Pension plan – other | 95,529 | 3,921 | – |
| Data processing supplies and expense | 184,332 | – | – |
| Sales service expense and postage | 32,775 | – | – |
| Contributions | 5,092 | – | – |
| Bad debt expense | 52,029 | 2,160 | – |
| Dues and subscriptions | 19,098 | 1,342 | – |
| Advertising | 109,015 | 2,578 | – |
| Miscellaneous | 80,572 | 8,733 | – |
| Total | $ 8,470,991 | $ 193,651 | $ 33,429 |

| Information | Consolidated | | | |
|---|---|---|---|---|
| Elimination | 2002 | % Sales | 2001 | % Sales |
| $ – | $ 3,358,354 | 2.44 | $ 3,155,882 | 2.40 |
| – | 271,476 | .20 | 256,085 | .19 |
| – | 16,158 | .01 | 18,467 | .01 |
| – | 57,336 | .04 | 59,747 | .05 |
| – | 238,825 | .17 | 215,508 | .16 |
| (47,889) | 1,629,231 | 1.19 | 1,408,078 | 1.07 |
| – | 17,646 | .01 | 27,754 | .02 |
| – | 129,867 | .09 | 152,679 | .12 |
| – | 385,393 | .28 | 359,133 | .27 |
| – | 526,091 | .38 | 523,176 | .40 |
| – | 226,606 | .16 | 216,141 | .16 |
| – | 155,653 | .11 | 176,568 | .13 |
| – | 30,735 | .02 | 38,436 | .02 |
| – | 243,545 | .18 | 222,762 | .17 |
| – | 303,354 | .22 | 232,768 | .18 |
| – | 260,446 | .19 | 225,327 | .17 |
| – | 5,187 | .00 | 10,358 | .01 |
| – | 197,103 | .14 | 212,640 | .16 |
| – | 99,450 | .08 | 70,476 | .05 |
| – | 184,332 | .13 | 130,217 | .12 |
| – | 32,775 | .02 | 32,382 | .02 |
| – | 5,092 | .00 | 2,008 | .00 |
| – | 54,189 | .04 | (51,563) | (.04) |
| – | 20,440 | .01 | 67,009 | .05 |
| – | 111,593 | .08 | 65,875 | .05 |
| – | 89,305 | .06 | 302,025 | .24 |
| $ (47,889) | $ 8,650,182 | 6.25 | $ 8,129,938 | 6.18 |

# PART III—EXHIBITS

Item 1. Index to Exhibits

1. Articles of Incorporation of Associated Grocers of Maine, Inc., as amended to date. (Previously filed.)

2. Bylaws of Associated Grocers of Maine, Inc., as amended to date. (Previously filed.)

3. Policy manual of Associated Grocers of Maine, Inc. (Previously filed.)

4. Form of Subscription Agreement for execution by purchasers of Securities. (Previously filed.)

5. Material agreements to which Associated Grocers of Maine, Inc. is a party:

   Master Loan and Security Agreement, dated as of May 12, 1998, between the Company and Fleet Bank of Maine. (Previously filed.)

6. Consent of Baker Newman and Noyes LLC

7. Opinion of Pierce Atwood re legality of securities and other matters. (Previously filed.)

EXHIBIT 6

# INDEPENDENT AUDITOR'S CONSENT

We consent to the use in the Offering Circular for the issuance of $5,000,000 in the aggregate of Class A Voting Common Stock, Class B Non-Voting Preferred Stock and Variable Rate Subordinated Debt Securities pursuant to Regulation A under the Securities Act of 1933, as amended, of Associated Grocers of Maine, Inc. of our report, dated May 17, 2002, on the consolidated financial statements of Associated Grocers of Maine, Inc. and subsidiaries as of and for the years ended March 29, 2002, and March 30, 2001 appearing in the Offering Circular.

Baker Newman & Noyes
Limited Liability Company

September 6, 2002
Portland, Maine

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on August 19, 2002.

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________
Michael Westort, President and Chief Executive Officer

______________________
Thomas Barber, Director

______________________
John Beaupre, Director

______________________
David N. Sleeper, Director

______________________
Neal Tranten, Director

______________________
Lynn K. Goldfarb, Director

______________________
Stuart Watt, Director

______________________
Gary M. Downs, Director

______________________

______________________
Vernon Seile, Director

______________________
Charles O'Brien, Director

______________________
Wayne Crandall, Director

______________________
Michael Kiernan, Director

______________________
Barry A. McCormick, Director